                       SECURITIES AND EXCHANGE COMMISSION
                             Washington, D.C. 20549


                                ________________



                                    FORM 6-K


                        REPORT OF FOREIGN PRIVATE ISSUER
                      PURSUANT TO RULE 13a-16 OR 15d-16 OF
                      THE SECURITIES EXCHANGE ACT OF 1934


                         For the month of December 2000


                                _______________


                               IFCO SYSTEMS N.V.
                (Translation of registrant's name into English)


                         "RIVIERSTAETE" AMSTELDIJK 166
                       1079 LH AMSTERDAM, THE NETHERLANDS
                    (Address of principal executive offices)


                                 ______________


     (Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F.)


               Form 20-F     X                    Form 40-F
                         ---------                          --------


(Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.)

                      Yes                           No     X
                          ------                         ------

     (If "Yes" is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b):82-N/A.

AD HOC DISCLOSURE

     The ad hoc disclosure filed by the registrant with the Frankfurt Stock Exchange on December 22, 2000, regarding the election of Karl Pohler as Chief Executive Officer, the election of Martin Schoeller as Co-Chairman of the Board of Directors, and the resignation of Dr. Frank Toefflinger from the Board of Directors is attached to this report as Appendix A.

ANNUAL ACCOUNTS AND ANNUAL REPORT

     The registrant's annual report for the year ended December 31, 1999, prepared in accordance with Dutch law and the registrant's Articles of Association, which includes the 1999 Annual Accounts prepared in accordance with Dutch generally accepted accounting principles or GAAP (the "Dutch GAAP Annual Report"), is attached to this report as Appendix B. The Dutch GAAP Annual Report was adopted by a General Meeting of shareholders of the registrant held in Amsterdam on December 5, 2000. The Dutch GAAP Annual Report, which was timely submitted to the Dutch Register for filing on December 11, 2000, as confirmed by the Dutch Trade Register on January 3, 2001, is publicly available from the Dutch Trade Register. The registrant has previously filed a 1999 Annual Report with the Frankfurt Stock Exchange and an Annual Report on
Form 20-F for 1999 with the Commission, which are based on U.S. GAAP. The Dutch GAAP Annual Report, although based on Dutch GAAP, is not different from the previous filings in any material respect.

                                   SIGNATURES

     Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.


                                         IFCO SYSTEMS N.V.
                                         (Registrant)


Date: December 31, 2000                  By: /s/ Edward E. Rhyne
                                            ---------------------------
                                            Edward E. Rhyne
                                            Executive Vice President and
                                             General Counsel

                                                                      APPENDIX A

FOR IMMEDIATE RELEASE
December 22, 2000
FRANKFURT: IFE NASDAQ: IFCO

IFCO SYSTEMS N. V. ANNOUNCES NEW CHIEF EXECUTIVE OFFICER

  Founder Martin Schoeller becomes Co-Chairman of the
  Board
  Karl Pohler named CEO


Karl Pohler (47) has been unanimously elected the new CEO of IFCO Systems N.V. Mr. Pohler succeeds Martin Schoeller, the Company's founder, who has been elected the Co-Chairman of the Board together with his brother, Christoph Schoeller.

After managing for many years the successful start-up and growth of IFCO Systems including the complex merger with PalEx, Inc., Houston/Texas and the Company's initial public offering in Frankfurt and on the Nasdaq in March 2000, Martin Schoeller will now concentrate on strategic tasks as Chairman of the Board of Directors. Mr. Pohler has also been nominated to the Company's Board of Directors and will replace Dr. Frank Toefflinger who resigned from the Board of Directors effective December 2000.

As previously announced, in October Michael W. Nimtsch joined the Company's management board as global Chief Financial Officer. In addition, at the beginning of December Wolfgang Orgeldinger was appointed Chief Information Officer, with responsibility for the traditional tasks of a CIO and for all the Company's logistics and supply chain management activities and services.
Karl Pohler, Michael Nimtsch and Wolfgang Orgeldinger together with Jim Griffin (President North America) and the other members the previous announced North American senior management team complete IFCO Systems' management group.

Mr. Pohler joined the Management Board of IFCO Systems in August with initial responsibility for IFCO Online and e-logistics. He has more than 20 years of management experience in the IT industry, including broad experience in the areas of logistics, sales and marketing. Prior to joining IFCO Systems, Mr. Pohler was CEO of Munich-based Computer 2000 and President of Computer 2000/Tech Data Europe, the biggest European wholesaler and logistics services provider in the IT industry, with more than DM 15 billion in sales and approximately 5,000 employees. Before that time, Mr. Pohler was CEO of Sony Germany.

"We are glad that together with my election as Co-Chairman of the Board of Directors we could assign a CEO to IFCO

Systems who at Tech Data and at Sony has led complex systems and growth with big economical success ", says Martin Schoeller.

Munich/Houston, December 22, 2000


About IFCO Systems

IFCO Systems is a global logistics systems and service provider with an international network of more than 160 facilities, primarily in North America and Europe. IFCO Systems operates round-trip container ("RTC") systems, which include containers for consumer goods, pallets and industrial containers. IFCO Systems owns and manages the leading rental pool of round-trip containers for consumer goods in Europe and the second largest rental pallet pool in North America. It is also the largest provider of recycled pallets and industrial container reconditioning services in North America.

IFCO Systems is listed on the SMAX segment of the Frankfurt Stock Exchange under the symbol "IFE" and on the Nasdaq Stock Market under the symbol "IFCO".



Contact Information:

Investor Relations
IFCO Systems
Catja Coellen
Zugspitzstr. 15, 82049 Pullach
Tel.: +49 89/74491-222
Fax: +49 89-74491-299
e-mail: catja.coellen@ifco.de
        ---------------------

Ende der Mitteilung

                                                                      APPENDIX B



                            [IFCO Systems N.V. Logo]


                           Annual Report for the year

                            ended December 31, 1999

                               IFCO Systems N.V.

                                   Amsterdam

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
         TABLE OF CONTENTS

1        DIRECTORS' REPORT                                                                                               3
1.1      General                                                                                                         4
1.2      Introduction                                                                                                    4
1.3      Reporting                                                                                                       5
1.4      Results of Operations                                                                                           5
1.5      Liquidity and Capital Resources                                                                                 9

2        FINANCIAL STATEMENTS                                                                                           26
2.1      Combined and consolidated balance sheet as at December 31, 1999  (after appropriation of result) in
         thousands of USD                                                                                               27
2.2      Combined and consolidated statement of operations in thousands of USD                                          28
2.3      Combined and consolidated statement of cash flows in thousands of USD                                          29
2.4      Notes to the combined and consolidated financial statements for the year ended December 31, 1999               32
2.5      Notes to the combined and consolidated balance sheet as at December 31, 1999                                   41
2.6      Balance sheet as at December 31, 1999 (after appropriation of result) in  thousands of USD                     58
2.7      Statement of operations for the year ended December 31, 1999 in thousands of USD                               59
2.8      Notes to the financial statements for the year ended December 31, 1999                                         60

3        OTHER INFORMATION                                                                                              64
3.1      Report of the auditors                                                                                         65
3.2      Profit appropriation according to the articles of association                                                  66
3.3      Proposed appropriation of net result                                                                           66
3.4      Participating rights                                                                                           66
3.5      Redeemable participating rights                                                                                66
3.6      Subsequent events                                                                                              66

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         IFCO Systems N.V., Amsterdam    Annual Report for the year ended December 31, 1999   Page 2
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

1  DIRECTORS' REPORT



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         IFCO Systems N.V., Amsterdam    Annual Report for the year ended December 31, 1999   Page 3
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1.1  General

     You should read the following discussion in conjunction with the Combined and Consolidated Financial Statements of IFCO Systems N.V. ("IFCO" or the "Company") for, and as of the end of, each of the two years ended December 31, 1999 included elsewhere in this report. With respect to the results of operations for the year ended December 31, 1998, and as of dates before the contribution of the capital shares of the IFCO Companies to IFCO Systems N.V. in November 1999, references to IFCO or the Company mean the IFCO Companies. The IFCO Companies are IFCO Europe Beteiligungs GmbH, MTS Okologistik GmbH, and IFCO International Network Beteiligungsgesellschaft mbH, which prior to May 2000, were known as Schoeller International Logistics Beteiligungsgesellschaft mbH, and their subsidiaries.

1.2  Introduction

     The Company believes it owns and manages the leading plastic round-trip container, or RTC, pool in Europe based on 1997 market information. It also has RTC operations in the United States, Japan, and Argentina and currently has over 63.5 million RTCs in circulation. IFCO's European perishables operations accounted for 91.9% of total revenues during 1998 and 91.8% of total revenues during 1999. These operations are comprised of round-trip systems for the transportation of fruit and vegetables. IFCO delivers RTCs to growers for the transport of produce to retailers. Retailers benefit from decreased product handling, in-store display in RTCs, reduced storage requirements, and reduction of waste disposal costs. Retailers return the RTCs to IFCO for inspection and cleaning, repair, or recycling as necessary.

     The RTCs are then reintroduced into the round-trip system for multiple reuse. The RTCs are primarily used by producers of fresh fruits and vegetables in exchange, generally, for a one-time use fee and a deposit. The deposit paid by customers is transferred between the customer, intermediate parties, and the retailer, until the deposit is ultimately repaid to the retailer upon IFCO's recollection of the RTC. The RTCs can be folded into a small volume when empty, reducing transportation costs. The RTCs are generally used between three and 12 times a year, depending on the type of RTC, and are depreciated over periods ranging from eight to 15 years. Most RTCs are supplied by Schoeller Plast AG, an indirect, 80%-owned subsidiary of Schoeller Logistics Industries GmbH (`Schoeller Industries'), under a long-term supply agreement.

     IFCO's non-European perishables operations are owned through IFCO International. IFCO International owns interests in round-trip systems operations in the United States, Japan, and Argentina. IFCO has a 33%- minority ownership interest in the Japanese operations and, as of December 31, 1999, a 51% economic interest and 50% voting interest in the U.S. operations. Both of these investments are accounted for under the equity method. IFCO acquired the remaining interest in the U.S. operations, IFCO-U.S. L.L.C., in connection with its merger with PalEx, Inc., in March 2000. The non-European businesses are still developing and are currently generating operating losses, although the Company believes that this business segment has the potential to generate profits as market share increases.

     IFCO's dry good operations accounted for 7.3% of IFCO's total revenues during 1998 and 6.5% of the total revenues during 1999. Through its dry good operations, IFCO operates

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     IFCO Systems N.V., Amsterdam    Annual Report for the year ended December 31, 1999   Page 4
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

     round-trip systems for dry goods sold by retailers such as the major grocery and department stores. The RTCs for dry goods are individually identifiable by bar code, which enables the Company to accurately track their movements and to invoice customers. The logistics of RTC movement in the dry good operations are similar to the Company's European perishables operations. The Company currently has three principal customers in this business segment: two department stores, whose service agreements extend through 2003; and the Deutsche Post AG, whose contract, which began in September 1999, extends to September 30, 2004. Deutsche Post AG, the German postal service, is one of the largest European transporters of parcels and letters.

1.3  Reporting

     The Company is reporting its results in accordance with U.S. GAAP using U.S. dollars as reporting currency. The Company previously reported results under German GAAP and in Deutsch marks. For statutory purposes, the Company composes financial statements in accordance with Dutch GAAP, using U.S. dollars as reporting currency. The Dutch GAAP financial statements are included in this Annual Report. As a significant portion of the Company's revenues will be collected in currencies other than the U.S. dollar, the Company's results of operations may be adversely affected by fluctuations in currency exchange rates.

1.4  Results of Operations

     The following table sets forth selected financial data for the periods presented for each of the Company's business segments and the same data as a percentage of its total revenues. Functional currencies in the Company's markets have been converted to U.S. dollars at the average exchange rate during each period presented. The effect of these fluctuations in exchange rates can affect comparison of the results of operations between periods. Certain reclassifications have been made in the 1998 financial data to conform to the 1999 presentation and are discussed below where applicable.


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     IFCO Systems N.V., Amsterdam    Annual Report for the year ended December 31, 1999   Page 5
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
                                                                                   FOR THE YEAR ENDED DECEMBER 31,
                                               -------------------------------------------------------------------
                                                                          1999                                1998
                                               -------------------------------     -------------------------------
                                                     USD'000                 %           USD'000                 %
      Revenues:
      -  European perishables                        141,984              91.8           125,128              91.9
      -  Non-European perishables                      2,588               1.7             1,147               0.8
      -  Dry good                                     10,154               6.5             9,901               7.3
                                               -------------     -------------     -------------     -------------
                                                     154,726             100.0           136,176             100.0

      Cost of sales:
      -  European perishables                       (115,154)            (74.5)          (96,884)            (71.2)
      -  Non-European perishables                     (1,864)             (1.2)             (717)             (0.5)
      -  Dry good                                     (7,467)             (4.8)           (8,617)             (6.3)
                                               -------------     -------------     -------------     -------------
                                                    (124,485)            (80.5)         (106,218)            (78.0)

      TOTAL GROSS PROFIT                              30,241              19.5            29,958              22.0

      Selling, general and administrative
        expenses:
      -  European perishables                        (21,239)            (13.7)          (20,694)            (15.2)
      -  Non-European perishables                     (2,128)             (1.4)           (1,629)             (1.2)
      -  Dry good                                     (1,144)             (0.7)           (1,966)             (1.4)
                                               -------------     -------------     -------------     -------------
                                                     (24,511)            (15.8)          (24,289)            (17.8)

      Merger and integration costs                    (3,519)             (2.3)                0               0.0
      Goodwill amortization                             (289)             (0.2)             (383)             (0.3)
      Other operating income, net                        639               0.4               864               0.6
                                               -------------     -------------     -------------     -------------

      Income (loss) from other operations:             2,561               1.7             6,150               4.5

      Other expenses, net                            (15,004)             (9.7)          (13,491)             (9.9)
      Income tax (provision) benefit                    (320)             (0.2)             (210)             (0.2)
                                               -------------     -------------     -------------     -------------

      NET LOSS BEFORE MINORITY INTEREST              (12,763)             (8.2)           (7,551)             (5.6)

      Other operating data:
      -  EBITDA                                       40,842              26.4            34,313              25.2
                                               -------------     -------------     -------------     -------------

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     IFCO Systems N.V., Amsterdam    Annual Report for the year ended December 31, 1999   Page 6
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

1.4.1    Year Ended December 31, 1999, Compared to Year Ended December 31, 1998

1.4.1.1  Revenues

           The Company's total revenues increased by USD 18.5 million, or 13.6%, to USD 154.7 million in 1999 from USD 136.2 million in 1998. Revenues for 1998 reflect reclassification of sales of granulate from other operating income to revenues to conform to the 1999 presentation.

           European Perishables Operations.
           --------------------------------
         Revenues from the European perishables operations increased by USD 16.9 million, or 13.5%, to USD 142.0 million in 1999 from USD 125.1 million in 1998. This increase was primarily attributable to an increase of 14.0% in the number of RTCs used, in the round-trip systems for fresh produce, and to a higher number of trips per RTC. This revenue increase was partially offset by a decrease of 4.1% related to changes in currency exchange rates relative to the previous period. The revenue increase was also a result of IFCO's establishing new retail partners, favorable harvests of citrus fruit, and increased business from existing customers. Revenues for 1999 reflect the correction of an information systems error that created a one-day duplication of revenues in Spain in the first month of 1999, resulting in a decrease of revenues of USD 0.4 million. Revenues for European perishables operations for 1998 reflect reclassification of sales of granulate from other operating income to revenues to conform to the 1999 presentation.

           Non-European Perishables Operations.
           -------------------------------------
         Revenues from the non-European perishables operations increased by USD
         1.5 million, or 125.6%, to USD 2.6 million in 1999 from USD 1.1 million in 1998, as a result of increased volume in Argentina.

           Dry Good Operations.
           ---------------------
         Revenues from the dry good operations increased by USD 0.3 million, or 2.6%, to USD 10.2 million in 1999 from USD 9.9 million in 1998, as a result of increased business with a major customer and new business with Deutsche Post AG as a result of the contract that began in September 1999. The increase was offset by a decrease of 4.1% related to changes in currency exchange rates relative to the previous period.

1.4.1.2  Cost of Sales and Gross Profit

         Gross profit increased to USD 30.2 million in 1999 from USD 30.0 million in 1998, primarily due to increased sales volume. Gross profit as a percentage of revenues decreased from 22.0% in 1998 to 19.5% in 1999.

           European Perishables Operations
           -------------------------------
         The decrease in gross margin was primarily due to additional freight costs incurred to transport crates over longer distances in Europe and a non-recurring charge for crate breakage in Europe. Additional costs, net of a reimbursement from Schoeller Plast AG, were incurred in 1999 as markets expanded in Europe. The cost reimbursement agreement with Schoeller Plast AG expired as of December 31, 1999. Cost of sales for 1999 reflect accounting changes for the full year in the treatment of washing costs in Scandinavia, an increased expense of USD 0.6 million, and an additional accrual for deposits payable based

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         on the actual number of RTCs outstanding to customers in Spain, an increased expense of USD 0.7 million. In addition, cost of sales for 1999 reflect the correction of an information systems error that created an underreporting of transportation costs, resulting in increased cost of sales of USD 0.5 million.

           Non-European Perishables Operations
           -----------------------------------
         Gross margin for non-European perishables operations sales was slightly lower in 1999 compared to 1998 due to additional start-up costs incurred in South American countries to expand market share.

           Dry Good Operations
           -------------------
         Gross margin for sales of dry goods, as a percentage of dry good sales, increased from 13.0% in 1998 to 26.5% in 1999, primarily due to a reduction in internal crate handling costs.

1.4.1.3 Selling, General and Administrative Expenses and Other Operating Income (Expense)
         Selling, general and administrative expenses and other operating income (expenses), net, increased by USD 0.2 million, or 0.9%, to USD 24.5 million in 1999 from USD 24.2 million in 1998 and decreased as a percentage of revenues to 15.8% in 1999 from 17.8% in 1998. Certain expenses increased in 1999 accompanying growth in sales volume. Selling, general and administrative expenses and other operating income (expenses), net as a percentage of revenues decreased due to expenditures made in 1998 to prepare for the increase in business that IFCO anticipated in 1999. Thus, the dollar increase was at a lower rate than the growth in revenues. Selling, general and administrative expenses and other operating income (expense), net for 1998 reflects reclassification of sales of granulate to revenues and reclassification of factoring costs and expense to other income and expense to conform to the 1999 presentation.

1.4.1.4  Merger and Integration Costs
         Merger and integration costs consist of USD 2.8 million for transaction costs incurred by PalEx, which the Company agreed to reimburse and USD
         0.7 million for severance pay and other costs related to the Company's initial public offering of its ordinary shares.

1.4.1.5  Other Income and Expense
         Interest expense increased USD 0.4 million, or 3.6%, to USD 12.5 million in 1999 from USD 12.1 million in 1998. Interest income decreased USD 1.0 million, or 62.7%, to USD 0.6 million in 1999 from USD 1.6 million in 1998. The decrease in interest income was primarily a result of the reduction of receivables from related parties due to the requirements under the Company's credit facilities. Other income and expense for 1998 reflects reclassification of factoring costs and expense from other operating income to conform to the 1999 presentation.

         Foreign currency losses increased USD 0.9 million, or 480.9%, to USD
         1.1 million in 1999 from USD 0.2 million in 1998, primarily due to changes in the U.S. dollar and British pound exchange rates.

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         Losses from equity investments decreased USD 1.0 million, or 36.2%, to
         USD 1.7 million in 1999 from USD 2.7 million in 1998.

         As a result of the foregoing, net loss before minority interest increased to USD 12.8 million in 1999 from USD 7.6 million in 1998.

1.5      Liquidity and Capital Resources
         The Company has historically financed its growth with bank financing, the funds from which have been primarily used to purchase additional RTCs.

1.5.1    Cash Flows
         Operating activities provided USD 36.3 million of cash in 1999 compared to USD 59.9 million in 1998, which represents a decrease of USD 23.6 million, or 39.4%. During 1998, the Company increased its factoring of accounts receivable, which led to a one-time positive cash flow of USD
         25.4 million. Accounts receivable, net of factoring volume, increased USD 4.0 million in 1999 compared to a decrease of USD 27.6 million in 1998 caused by the one-time factoring proceeds. During the same period, accounts payable, accrued liabilities, and other liabilities increased USD 15.8 million compared to an increase of USD 6.9 million in 1998. These increases accompanied the higher sales volume in 1999 as compared to 1998.

         Cash used in investing activities in 1999 was USD 36.5 million compared to USD 38.8 million in 1998, a decrease of USD 2.3 million, or 5.9%. The majority of cash used in both periods was for the purchase of RTCs and property, plant, and equipment. The purchase of RTCs decreased by USD 10.4 million to USD 27.7 million in 1999 from USD 38.1 million in 1998, mainly because of a lower average price for purchased RTCs due to the product mix. Cash paid for merger costs and new information technology was USD 5.1 million in 1999.

         Cash used in financing activities was USD 7.8 million in 1999 compared to cash used in financing activities of USD 6.4 million in 1998. The payments on long-term bank borrowings and capital lease obligations were partially offset by proceeds from the revolving bank borrowings.

         During 1997, General Electric Erste Beteiligungs GmbH (`GE Erste') acquired a 24%-interest in IFCO Europe, which is responsible for the European perishables operations, by purchasing redeemable convertible preferred stock for USD 24.9 million. The proceeds from this capital contribution were primarily used to fund IFCO Europe's operations. In connection with this initial investment in the European operations in 1997, GE Erste received options to increase this investment to 49% and then up to 100% after specified dates had passed and criteria had been met. GE Erste also received options to purchase up to 100% of IFCO International after specified dates had passed and criteria had been met. In connection with these transactions, GE Erste also received the right to require Schoeller Industries to contribute 100% of its interests in MTS, which is responsible for IFCO's dry good operations, to IFCO Europe. As part of the transactions related to the merger, GE Capital Corporation and GE Erste contributed all of their interests and released all of their rights to IFCO.

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1.5.2    The Merger and Initial Public Offering
         In March 2000, IFCO completed the merger of PalEx, Inc., with and into Silver Oak Acquisition Corp., IFCO's newly-formed, wholly owned subsidiary, which changed its name to `PalEx, Inc.' As a result of the merger and related transactions, IFCO owns all of the stock of the IFCO Companies and PalEx. In the merger, PalEx stockholders received merger consideration with a total value of USD 9.00 per share consisting of cash and/or the Company's ordinary shares for each share of PalEx common stock. The total merger consideration for all the shares of PalEx common stock was USD 71.4 million in cash and 7.4 million of IFCO's ordinary shares based on elections by PalEx stockholders and adjustments pursuant to the merger agreement. The total consideration for the merger was USD 184.5 million for the PalEx common stock plus the assumption of USD 153.5 million, as of March 8, 2000, of PalEx's debt.

         In connection with the merger, IFCO also completed an initial public offering of 13.0 million ordinary shares in March 2000 and subsequently issued an additional 1.95 million ordinary shares upon the underwriters' exercise of their overallotment option. The total net proceeds to the Company from the IPO, including the exercise of the overallotment option, were USD 210.0 million. The net proceeds from the IPO were used, along with cash on hand, the net proceeds from of the offering of 10 5/8% Senior Subordinated Notes Due 2010 (`Senior Subordinated Notes'), and borrowings from the Company's new senior credit facility, to repay a substantial portion of the debt of the IFCO Companies and PalEx, to pay the cash portion of the merger consideration to PalEx stockholders, to fund a cash payment due to GE Capital, and to fund IFCO's purchase of the remaining joint venture interest in IFCO-U.S.

         In connection with the merger, Schoeller Industries and Gebruder Schoeller Beteiligungsverwaltungs GmbH contributed to IFCO, directly or indirectly, the outstanding capital shares of IFCO Europe, MTS, and IFCO International owned by them.

         In addition, IFCO, together with Schoeller Industries, the shareholders of Schoeller Industries, Schoeller Plast Industries GmbH, and Gebruder Schoeller entered into the Option Release and IPO-Facilitation Agreement with GE Capital and GE Erste, in connection with the merger and the IPO. Pursuant to that agreement, Schoeller Logistic Technologies Holding GmbH issued a DEM45.0 million, or approximately USD 20.9 million, convertible debenture to GE Erste in exchange for the contribution of the preferential share of IFCO Europe owned by GE Erste. The Company also paid GE Capital DEM43.0 million, or approximately USD 21.1 million (as of March 8, 2000), out of the net proceeds of the IPO, the offering of the Senior Subordinated Notes, and the initial borrowings under the new senior credit facility in consideration of the release of GE Capital's and GE Erste's options and other rights to purchase shares of the IFCO Companies.

1.5.3    Credit Facilities
         On the closing date of the IPO and the merger, IFCO and PalEx entered into a new senior credit facility, which was amended and restated on March 31, 2000, to complete the syndication, with a syndicate of banks, financial institutions, and other entities, including Canadian Imperial Bank of Commerce and Bank One, Texas, NA. PalEx is the borrower,

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         IFCO Systems N.V., Amsterdam    Annual Report for the year ended December 31, 1999   Page 10

         and IFCO and IFCO's other subsidiaries are guarantors. CIBC World
         Markets Corp. and Bank One Capital Markets, Inc., are the co-arrangers, and Bank One, Texas, NA is also the administrative agent. The new senior credit facility replaced the former credit facilities of IFCO
         Europe discussed below and PalEx's senior credit facility, the outstanding balances of all of which were repaid in March 2000 with cash on hand, the net proceeds of the IPO and the offering of the Senior Subordinated Notes discussed below, and initial borrowings under the new senior credit facility.

         The new senior credit facility provides for borrowings of up to USD
         235.0 million and consists of:

         1. A multi-draw term loan facility in an aggregate principal amount of up to USD 108.75 million and;

         2. A revolving credit facility providing for revolving loans to PalEx of up to USD 126.25 million.

         The term loan may be borrowed in up to 20 drawings commencing on the closing date of the IPO and the merger and ending on the third anniversary of the closing date. The term loan facility may be used only to finance permitted acquisitions. Permitted acquisitions include an acquisition in which the total consideration we pay does not exceed
         USD 25.0 million. The aggregate amount of consideration IFCO or its subsidiaries pay in connection with permitted acquisitions during any consecutive 12-month period may not exceed USD 90.0 million.

         IFCO is able to draw on the revolving credit facility from the closing date of the IPO and the merger through the third anniversary of the closing date. The revolving credit facility matures on the sixth anniversary of the closing date. The revolving credit facility may be utilized to make capital expenditures and to finance the working capital needs of IFCO and its subsidiaries in the ordinary course of business and to pay fees and expenses related to the transactions. The borrowing base under the revolving credit facility is based on a percentage of IFCO's eligible accounts receivable, eligible inventory, and eligible RTCs. Eligible inventory includes crates and pallets that IFCO and its subsidiaries own for lease to third parties, and eligible
         RTCs are those owned by IFCO-U.S.

         The outstanding amounts under the term loan and the revolving credit facility, as well as the swingline facility described below, bear interest at interest rates determined based upon the Company's consolidated total leverage ratio, which is defined in the new senior credit facility, and changes quarterly commencing September 30, 2000.
         The rates range from a high of 300 basis points over LIBOR and 200 basis points over prime rate, if the Company's consolidated total leverage ratio is greater than 3.25, to a low of 200 basis points over LIBOR and 100 basis points over prime rate, if the Company's consolidated total leverage ratio is less than 1.75. The new senior credit facility establishes a 25 basis point increase if the consolidated leverage ratio is 1.75 to less than 2.25 and a similar increase for each 0.50 increase in the consolidated total leverage ratio. Generally the Company may elect one-, two-, three- and six-month
         LIBOR.

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
         IFCO Systems N.V., Amsterdam    Annual Report for the year ended December 31, 1999   Page 11

         The outstanding amounts under the term loan and the revolving credit facility are repayable in 12 consecutive quarterly installments commencing 39 months after the closing date in an aggregate amount for each 12-month period equal to 20% in the first period, 30% in the second period, and 50% in the third period.

         PalEx has available a multi-currency swingline facility for short-term borrowings denominated in certain readily available and freely tradable currencies in an amount not to exceed USD 50.0 million and a dollar swingline facility in an amount not to exceed USD 25.0 million. Any multi-currency swingline loan or dollar swingline loan reduces availability under the revolving facility on a dollar-for-dollar basis.
         PalEx may obtain letters of credit, in an amount not in excess of USD
         25.0 million of the revolving facility, issued by Canadian Imperial
         Bank of Commerce and Bank One, NA. Drawings under any letter of credit will be reimbursed by PalEx on the same business day.

         PalEx's obligations under the new senior credit facility are guaranteed by IFCO and each of its existing and future direct and indirect subsidiaries, other than subsidiaries deemed immaterial by the administrative agent. The new senior credit facility and the guarantees are secured by a perfected first priority security interest in all of the loan parties' substantial tangible and intangible assets, except for those assets the co-lead arrangers determine in their sole discretion that the cost of obtaining the security interest are excessive in relation to the value of the security.

         The new senior credit facility contains a number of covenants that, among other things, limit IFCO's and its subsidiaries' ability to dispose of assets, incur additional debt, merge or consolidate, pay dividends, create liens on assets, enter into sale and leaseback transactions, make investments, loans, or advances, make acquisitions, make capital expenditures, prepay debt, or engage in certain transactions with affiliates, and otherwise restricts certain corporate activities. In addition, the new senior credit facility requires that IFCO and its subsidiaries comply with specified ratios and tests, including a minimum net worth test, a fixed charge coverage ratio, an interest coverage ratio, a leverage ratio, and a minimum EBITDA requirement.

         The new senior credit facility contains customary events of default, including non-payment of principal, interest, or fees, material inaccuracy of representations and warranties, violation of covenants, cross-default to certain other debt, certain events of bankruptcy and insolvency, certain events under ERISA, material judgments, actual or asserted invalidity of any guarantee, security document, subordination provision, or security interest, and a change of control in certain circumstances.

         On March 8, 2000, IFCO issued 200.0 million of Senior Subordinated
         Notes, which translates to approximately USD 181.9 million, in a private placement. The total net proceeds to the Company from the issuance of the Senior Subordinated Notes were USD 184.7 million. The
         Senior Subordinated Notes mature on March 15, 2010. Interest at the rate of 10 5/8% per year from the date of issuance is payable semi-annually in arrears on each March 15 and September 15 commencing
         September 15, 2000. The Senior Subordinated Notes are not secured, but are guaranteed by the Company's material subsidiaries. The notes and the guarantees rank behind all of IFCO's existing and future

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
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         IFCO Systems N.V., Amsterdam    Annual Report for the year ended December 31, 1999   Page 12

         senior debt, including IFCO's obligations under the new senior credit facility. The indenture governing the Senior Subordinated Notes contains a number of significant covenants, which restrict IFCO's corporate and business activities, including its ability to dispose of assets, incur additional debt, prepay other debt, pay dividends, repurchase or redeem capital stock, enter into specified investments or create new subsidiaries, enter in to sale and lease back transactions, make specific types of acquisitions, engage in mergers or consolidations, create liens, or engage in certain transactions with affiliates.

         In 1998, IFCO Europe negotiated a new financing arrangement with a lending syndicate for a total of DEM181.0 million, or USD 84.2 million
         The amount of credit available under the financing arrangement was reduced in 1999 to DEM160.5 million, or USD 74.6 million. The credit facility consisted of DEM125.5 million, or USD 58.4 million, available under a Senior Facility Agreement and DEM35.0 million, or USD 16.3 million, available under a Senior Subordinated Facility Agreement.

         The Senior Facility Agreement consisted of a DEM64.0 million, or USD
         29.8 million, fixed term loan and two revolving credit facilities totaling DEM61.5 million, or USD 28.6 million. All borrowings under the Senior Facility Agreement, DEM100.5 or USD 51.5 million of which was outstanding as of December 31, 1999, contained principal reduction provisions, matured in 2004, and accrued interest at EURIBOR plus
         1.75%, or 5.31% as of December 31, 1999. The amount available for future borrowings under the Senior Facility Agreement as of December 31, 1999, was DEM 25.0 million or USD 12.8 million.

         Outstanding borrowings under the Senior Subordinated Agreement, which totaled DEM35.0 million, or USD 18.0 million, as of December 31, 1999, accrued interest at a rate of EURIBOR plus 2.75%, or 6.31% as of December 31, 1999. The Senior Subordinated Agreement did not have scheduled principal reductions until a balloon payment in 2005.

         As of December 31, 1999, IFCO Europe would not have been in compliance with certain financial covenants in the Senior Facility Agreement and the Senior Subordinated Agreement. IFCO Europe did not obtain waivers for these violations, since these credit facilities were repaid in full in March 2000 upon completion of the IPO and related transactions.

         The new senior credit facility permits, and the Senior Facility
         Agreement and Senior Subordinated Agreement previously permitted, specified levels of receivable factoring. During 1994, IFCO Europe had entered into a factoring agreement under which IFCO Europe could offer all of its trade receivables to a factoring agent. Under the factoring agreement, the sales price is the nominal value of the receivable less a factoring fee of 0.6% of the nominal value of the factored receivables. The factoring agent has the right to collect the receivables and bears the collection risk. The factoring agent is required to remit 75% of the factored receivables to IFCO Europe. The remainder, less the factoring charge, is held in an escrow account and is remitted to IFCO Europe following collection. The interest rate on cash advances relating to factored receivables is based on the three-month EURIBOR rate plus 1.25%, or 4.59% as of December 31,1999. IFCO
         Europe factored 50% of its revenues and incurred factoring and interest charges under this agreement of USD 4.0

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
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         IFCO Systems N.V., Amsterdam    Annual Report for the year ended December 31, 1999   Page 13

         million in 1998. During 1999, IFCO Europe factored 48% of its revenues and incurred factoring and interest charges of USD 4.3 million.

         At December 31, 1999, IFCO entered into several capital lease agreements resulting in total capital lease obligations of USD 34.5 million.

         To reduce its variable rate interest risk, IFCO Europe entered into an interest-rate-cap-agreement. As of December 31, 1999, this interest rate cap covered DEM 101.4 million or USD 52.0 million of its outstanding debt and limited interest rates applicable to those borrowings to 6.75% for USD 41.2 million of borrowings under the Senior
         Facility Agreement and to 7.75% for USD 10.8 million of borrowings under the Senior Subordinated Agreement. The costs of this agreement are included in interest expense ratably over the term of the agreement.

1.5.4    Capital Expenditures
         IFCO's aggregate capital expenditures were USD 30.8 million for 1999 and USD 40.2 million for 1998. These capital expenditures were principally for the purchase of RTCs. IFCO anticipates that a planned expansion of the European perishables RTC pool will require investments of USD 50.3 million in 2000 and USD 55.7 million in 2001. For the planned expansion of the non-European perishables RTC pool, IFCO projects capital expenditures of USD 26.3 million in 2000 and USD 37.1 million in 2001. The Company currently anticipates capital expenditures for additional and replacement pallet and drum manufacturing equipment and pallet pool expenditures of USD 27.0 million during 2000 and USD
         24.2 million during 2001.

1.5.5    Future Liquidity Needs
         IFCO believes it will be able to finance operations and scheduled debt repayments from operating cash flow and additional borrowings under the new senior credit facility for the foreseeable future. The planned capital expenditures will be financed by the new senior credit facility. IFCO's ability to make scheduled payments of principal or interest on, or to refinance, its debt, or to fund planned capital expenditures, will depend on its future performance. IFCO's ability to do so is subject to general economic, financial, competitive, legislative, regulatory, and international and U.S. and European domestic political factors and other factors that are beyond its control. IFCO may not generate sufficient cash flow from operations, anticipated revenue growth and operating improvements may not be realized or future capital may not be available in an amount sufficient, or on acceptable terms, to enable it to service its debt or to fund its other liquidity needs.

1.5.6    Impact of Inflation
         The results of IFCO's operations for the periods discussed have not been materially affected by inflation.

1.5.7 Unaudited Pro Forma Combined and Consolidated Statement of Operations for 1999
         The following table presents pro forma results of the Company as if the merger, IPO, and related transactions had occurred as of January 1, 1999. The pro forma adjustments include:

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
         IFCO Systems N.V., Amsterdam    Annual Report for the year ended December 31, 1999   Page 14

         - amortization of goodwill as a result of the acquisition of PalEx, the purchase of the remaining interest in IFCO-U.S., and the acquisition of options and rights of GE Capital and GE Erste;

         - interest expense reduction resulting from the payment of debt using proceeds of the IPO and Senior Subordinated Notes;

         -  additional interest expense due on the Senior Subordinated Notes;

         - the consolidation of revenues and expenses of IFCO-U.S. as a wholly-owned subsidiary, the elimination of the loss accounted for under the equity method, and the elimination of previously recorded interest expense on debt assumed to be paid off as of the beginning of the year;

         -  amortization of new loan costs;

         -  the pro forma tax effect of all other pro forma adjustments.

         IFCO Systems N.V., Amsterdam    Annual Report for the year ended December 31, 1999   Page 15

     UNAUDITED PRO FORMA COMBINED AND CONSOLIDATED STATEMENT OF OPERATIONS
                      FOR THE YEAR ENDED DECEMBER 31, 1999
              (IN THOUSANDS, EXCEPT FOR SHARE AND PER SHARE DATA)

                                              IFCO        PALEX     COMBINED       IFCO SYSTEMS       IFCO SYSTEMS
                                                                                      PRO FORMA          PRO FORMA
                                                                                    ADJUSTMENTS           COMBINED
                                           ---------   ---------   ---------     --------------     --------------

                                             USD'000     USD'000     USD'000            USD'000            USD'000
      Revenues                               154,726     386,887     541,613              5,751            547,364
      Cost of goods sold                    (124,485)   (311,735)   (436,220)            (5,376)          (441,596)
      Inventory valuation adjustment               0           0           0                  0                  0
                                           ---------   ---------   ---------     --------------     --------------
                GROSS PROFIT                  30,241      75,152     105,393                375            105,768

      Selling, general and administrative
        expenses                             (24,511)    (44,249)    (68,760)            (2,144)           (70,904)
      Merger and integration costs            (3,519)          0      (3,519)                 0             (3,519)
      Amortization of goodwill and other
        intangible assets                       (289)     (4,774)     (5,063)            (4,208)            (9,271)
      Restructuring charge                         0           0           0                  0                  0
      Other operating income, net                639           0         639                  0                639
                                           ---------   ---------   ---------     --------------     --------------

                INCOME FROM OPERATIONS         2,561      26,129      28,690             (5,977)            22,713
      Net interest cost                      (11,934)    (14,996)    (26,930)             5,707            (21,223)
      Other operating income (expense)        (3,070)      1,397      (1,673)             1,702                 29
                                           ---------   ---------   ---------     --------------     --------------

      (LOSS) INCOME BEFORE PROVISION
        (benefit for income taxes            (12,443)     12,530          87              1,432              1,519
      Minority interest                       (1,291)          0      (1,291)                 0             (1,291)
      Income tax provision (benefit)            (320)     (5,777)     (6,097)            (2,033)            (8,130)
                                           ---------   ---------   ---------     --------------     --------------

                NET (LOSS) INCOME            (14,054)      6,753      (7,301)              (601)            (7,902)
                                           ---------   ---------   ---------     --------------     --------------

      Net loss per share - basic and diluted (in USD )                                                       (0.20)
                                                                                                    --------------

      Shares used in computing net loss per share - basic and diluted                                   40,432,278
                                                                                                    --------------

      IFCO Systems N.V., Amsterdam    Annual Report for the year ended December 31, 1999   Page 16

         The following table presents pro forma earnings before interest, taxes, depreciation and amortization (`EBITDA') and non-recurring charges. Pro forma EBITDA and non-recurring charges is not presented as an alternative measure of operating results or cash flow from operations as determined in accordance with generally accepted accounting principles, but because it is an accepted financial indicator of the ability to incur and service debt. Pro forma EBITDA and non-recurring charges as presented is not necessarily comparable with similarly titled measures presented by other companies.

         Non-recurring items for 1999 include USD 1.3 million for minority interest, USD 3.5 million of merger and integration costs, and USD 1.7 million for losses from equity entities. Non-recurring items for 1998 include USD 1.3 million for minority interest and USD 2.7 million for losses from equity entities.

                                       1998       1999       1999       1999            1999          1999
                                       IFCO       IFCO      PALEX   COMBINED            IFCO          IFCO
                                                                                   PRO FORMA     PRO FORMA
                                                                                 ADJUSTMENTS      COMBINED
                                   --------   --------   --------   --------    ------------     ---------
                                    USD'000    USD'000    USD'000    USD'000         USD'000       USD'000
Net income (loss)                    (8,825)   (14,054)     6,753     (7,301)         (1,804)       (9,105)
Interest                             10,494     11,934     14,996     26,930          (4,504)       22,426
Taxes                                   210        320      5,777      6,097           2,033         8,130
Depreciation and amortization        28,434     36,094     14,669     50,763           5,975        56,738
Non-recurring items                   4,000      6,548          0      6,548               0         6,548
                                   --------   --------   --------   --------    ------------     ---------

EBITDA                               34,313     40,842     42,195     83,037           1,700        84,737
                                   --------   --------   --------   --------    ------------     ---------

1.5.8    Business Outlook
         The completion of the IPO and the merger, the sale of the Senior
         Subordinated Notes, and the securing of a new senior credit facility positions the Company to invest in the expansion of new and existing markets, new and improved products, healthy maintenance of existing facilities, and strategic expansion of profitable business segments.
         The Company's goal is to create and perpetuate an identity as a one-stop materials management and handling resource for its customers. IFCO will continue to develop its infrastructure as a merged company, both in terms of physical locations as well as with strong, managerially experienced, customer-oriented employees.

1.5.9    Research and Development Activities
         Research and development at the Company is not a concept created by the merger. The growth of the IFCO Companies reflects a history of devotion to innovation and creativity, which has been adopted as a core value of IFCO. The Company will continue to develop innovations in its products and in the way it serves its customers. In doing so, the Company expects to see the same success and growth as the IFCO Companies enjoyed.

         The Company views research and development activities as three dimensional; (1) new products and services for its current and prospective customers; (2) expansion into new

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
         IFCO Systems N.V., Amsterdam    Annual Report for the year ended December 31, 1999   Page 17

         regions with its existing products and services; and (3) addition of new services to its existing service offerings.

         IFCO is focused on the creation, development of e-logistics, a concept designed to promote the paperless flow of goods throughout the distribution chain. E-logistics uses IFCO's RTC systems to combine information flow, to a great extent facilitated by the Internet, with the physical flow of goods. The Company believes e-logistics enables customers and retailers to achieve additional efficiencies throughout the distribution chain.

         IFCO is also developing its business through geographic expansion of its RTC system for European produce, primarily incurring developing expenses in North America and, to a lesser extent, South America. In addition, the Company is leveraging off of its expertise to develop new systems and services offerings. IFCO is expending significant development efforts in this manner, primarily in the area of pallet systems and services in North America and dry goods systems in Europe.

         IFCO regularly engages in research and development activities in all of its existing lines of businesses with respect to product, service, and system innovation.

1.5.10   Employment Information
         As of December 31, 1999, 1998, and 1997, IFCO employed 630, 530, and
         421 people, respectively, throughout its global operations.

1.5.11   Seasonality
         IFCO's RTC revenues vary depending on the fruit and vegetable-harvesting season in different countries. Historically, a higher portion of its sales and operating income has been recognized in the fourth quarter than in the first quarter, which has historically been its weakest quarter. Revenues in Germany and France, for example, are highest in summer and fall, whereas revenues in Southern Europe reach a peak late in fall and throughout winter. Seasonality also has an influence on pricing, as transportation costs incurred during the winter to transport IFCO's RTCs from warmer countries in Southern
         Europe are higher than the costs to transport the RTCs from closer locations in Central Europe. IFCO accordingly charges customers in these Southern European countries higher usage fees.

1.5.12   Related Party Supplier
         In 1997, a subsidiary of IFCO Europe entered into a ten-year supply agreement with Schoeller Plast Industries GmbH, a 100%-owned subsidiary of Schoeller Industries, to provide the IFCO Companies with substantially all of their new RTCs. The supply agreement was later assigned to Schoeller Plast AG, an indirect 80%-owned subsidiary of Schoeller Plast Industries GmbH. Changes in pricing may occur when
         Schoeller Plast AG's production costs vary by more than 15%. Under the terms of the supply agreement, IFCO receives a fixed price per kilogram for broken containers, which are taken back by Schoeller Plast AG.

1.5.13   Foreign Currency Translation Effects
         The functional currency of IFCO is the Deutsch mark. IFCO has elected the U.S. dollar as its reporting currency and consequently, assets, liabilities, revenues, and expenses are

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         IFCO Systems N.V., Amsterdam    Annual Report for the year ended December 31, 1999   Page 18

         subject to exchange rate fluctuations between the U.S. dollar and the Deutsch mark. For the translation of the Company's financial statements into U.S. dollars, the exchange rate at the respective balance sheet date is used for assets and liabilities and a weighted average exchange rate for the period for revenues, expenses, gains, and losses. The following exchange rates for the translation of the Deutsch mark into U.S. dollars were used:

         PERIOD                                      WEIGHTED        RATE AT THE
                                                      AVERAGE      BALANCE SHEET
                                                     RATE (1)            DATE(2)
         -------------------------------------      ---------      -------------
         Year ended December 31, 1997                 0.5757           0.5580
         Year ended December 31, 1998                 0.5685           0.6140
         Year ended December 31, 1999                 0.5454           0.5125

         (1) The average of the buying rates for the Deutsch Mark by the Federal Reserve Bank of New York, expressed at U.S. Dollars per
              DEM 1.00, on the last business day of each full month during the indicated period.
         (2) The buying rate, expressed at U.S. dollars per DEM 1.00, as of the indicated balance sheet date.

         In `Liquidity and Capital Resources' the balance sheet date rates above are used to translate Deutsch-Mark-denominated amounts into approximate
         U.S. dollar amounts. Otherwise in this report, approximate dollar amounts are provided for EURO-denominated amounts based on the Federal
         Reserve Bank of New York noon buying rate on the date indicated or on May 24, 2000, EURO 1.00 = USD 0.9096, if no date is indicated.
         Approximate dollar amounts are provided for Deutsch-Mark-denominated amounts based on this EURO rate and the fixed conversion rate of EURO 1.00 = DEM 1.95583, resulting in a rate of DEM 1.00 = USD 0.4651.
         The exchange rates as of March 8, 2000, the closing date for the merger and the IPO, were EURO 1.00 = USD 0.9576 and DEM 1.00 = USD 0.4896.

1.5.14   Euro Currency
         On January 1, 1999, conversion rates of the national currencies of eleven European Union members, including Germany, were fixed against a common currency, called the EURO. Each participating country's currency is legal tender during a transition period from January 1, 1999, until January 1, 2002, after which only the EURO can be used. IFCO have assessed their internally developed and purchased information technology applications to determine the changes needed to process
         EURO-denominated transactions. As a result, IFCO's systems have been changed or will be changed to process EURO-denominated transactions.
         Additional costs associated with the transition period are expected to be minimal and are not expected to have a material adverse effect on IFCO's financial results. In the future, the Company will use the EURO as its functional currency in connection with its new information technology systems.

1.5.15   Quantitative and Qualitative Disclosures About Market Risks
         IFCO is exposed to two broad classes of risk: interest rate risk and currency exchange rate fluctuations. IFCO's exposure to interest rate risk relates primarily to its variable rate debt. At December 31, 1999, the carrying value of its total variable rate debt was USD 69.6 million. To help to reduce variable rate interest risk, the IFCO
         Companies have entered

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         IFCO Systems N.V., Amsterdam    Annual Report for the year ended December 31, 1999   Page 19

         into an interest rate cap agreement, which as of December 31, 1999, covered USD 52.0 million of the outstanding debt and limits interest rates related to these borrowings to 6.75% for USD 41.2 million of borrowings under the Senior Facilities Agreement and to 7.75% for USD
         10.8 million of borrowings under the Senior Subordinated Agreement. The following table shows interest sensitivities of hypothetical changes in interest rates on the debt as of December 31, 1999, net of any interest rate differential received on the cap:

         Change in interest rate in
           percentage points from
           December 31, 1999, borrowing
           level                                     -3%           -1%           +1%           +3%           +5%           +1%
         Increase (decrease) in net
           interest expense (in
           thousands USD )                        (2,217)         (739)          739         1,354         1,726         2,656

         IFCO is exposed to a degree of currency risk by virtue of conducting a portion of its business in currencies other than the Deutsch mark. The Company's currency risk arises from foreign currency receivables as well as from firm commitments to purchase services and supplies in the future in currencies other than the Deutsch mark. Foreign currency transaction gains and losses have not been material to the results of operations during the past three years. Currently, IFCO's policy is not to use derivative financial instruments to manage its exposure to fluctuations in foreign currency exchange rates. The introduction of the EURO should further reduce IFCO's exposure to exchange rate fluctuations from its European operations.

1.5.16   Year 2000
         The Company is unaware of any material impact resulting from or that could result from the year 2000 issue.

1.5.17   Forward-looking Disclaimer
         Some of the statements contained in this report discuss future expectations, contain projections of results of operations or financial condition of IFCO, or state other forward-looking information. These statements may include financial information and/or statements for periods following the period covered by this report. You can find many of these statements by looking for words like believes, expects, anticipates, estimates, or similar expressions used in this report.

         These forward-looking statements may be affected by known and unknown risks, uncertainties, and other factors that could cause the actual results to differ materially from those contemplated by the statements. The forward-looking information is based on various factors and was derived using numerous assumptions that we believe to be reasonable. Risks and uncertainties include the following:

         1. IFCO's ability to effectively integrate its operations and achieve its operational and growth objectives;
         2. The competitive nature of the container businesses, including RTCs, pallets, and industrial containers;
         3.  Customer demand and business and economic cycles;
         4.  The ability to finance capital expenditures and growth;
         5.  Conditions in lumber markets,

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

         6.  Seasonality,
         7.  Weather conditions;
         8.  Changes in national or international politics and economics;
         9.  Currency exchange rate fluctuations; and
         10. Changes in capital and financial markets, including the performance of companies listed on the Frankfurt Stock Exchange or the Nasdaq National Market.

         Important factors that could cause IFCO's actual results to be materially different from the forward-looking statements are also disclosed throughout this report.

1.5.18   Management
         Responsibility for the management of IFCO lies with its board of directors, consisting of A members and B members. The maximum number of members of the board of directors shall be nine, and the number shall be determined by the general meeting of shareholders with the understanding that there shall be at least one A member. The B members are responsible for the general course of affairs of the Company and its enterprise. The A members are responsible for the day-to-day management of the Company and its enterprise. The members of the board of directors are appointed by the general meeting of shareholders. The A members serve for an indefinite period of time. The B members must resign no later than the close of the annual shareholders meeting held in the fourth year after the year of their last appointment, but can be reappointed. IFCO can be represented by the board of directors, by each A member individually, and by each B member acting jointly with an A member. Executive officers are appointed by the board of directors and constitute the equivalent of a management board of a company with a supervisory board and management board management structure.


         IFCO's directors and executive officers are as follows:

         NAME                         AGE            POSITION
         --------------------------   ---   ------------------------------------

         Christoph Schoeller           42   Chairman and B director
         Martin A. Schoeller           44   Chief Executive Officer and
                                             A Director
         Cornelius Geber               48   B Director
         Sam W. Humphreys              40   B Director
         Randall Onstead               44   B Director
         Eckhard Pfeiffer              58   B Director
         Dr. Frank Tofflinger          39   B Director
         James Griffin                 46   Chief Executive Officer,
                                             North America
         David Lee                     51   Chief Executive Officer, Europe and
                                             Global Systems
         Vance K. Maultsby, Jr.        47   Executive Vice President, Strategy
                                             and Finance and Chief
                                             Financial Officer
         Edward E. Rhyne               40   Executive Vice President and
                                             General Counsel
         Howard Q. Wallace             45   Executive Vice President,
                                             Human Resources

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

         Christoph Schoeller became Chairman of the Board of Directors of IFCO in January 2000 and a B director in March 2000. Christoph Schoeller has been a Managing Director of IFCO Europe since November 1997.Christoph Schoeller became a director of PalEx in March 2000 upon completion of the merger. In 1992, he co-founded IFCO GmbH and MTS with his brother, Martin Schoeller. Mr. Schoeller is responsible for advancing both IFCO Europe's and MTS's market and product development and logistics network. In 1982, Mr. Schoeller joined the Schoeller group of companies, which are engaged in plastics manufacturing and other activities, and presently serves as one of its Managing Directors. From 1982 through 1984, he was involved in international sales and licensing in the Eastern hemisphere. From 1985 to 1988, Christoph Schoeller was focused on product development and build-up of the sales organization. From 1988 until 1992, Mr. Schoeller developed Schoeller Industries' sales and marketing organization. Mr. Schoeller is a member of the supervisory board of Trans-o-flex Schnell-Lieferdienst AG, a logistics company, and was formerly a member of the supervisory board of Danzas Holding AG, a logistics company, until its merger with Deutsche Post AG.

         Martin A. Schoeller became Chief Executive Officer and the A director of IFCO in March 2000 and was designated an executive officer of the Company. Martin Schoeller has been a Managing Director of IFCO Europe since November 1997 and the sole Managing Director of IFCO International since May 1995. Martin Schoeller became a director of PalEx in March 2000 upon completion of the merger. In 1992, Mr. Schoeller co-founded IFCO GmbH and MTS with his brother, Christoph Schoeller. In 1980, Martin Schoeller joined the Schoeller group of companies and presently serves as one of its Managing Directors. Initially, he managed a plastics plant, from 1980 to 1982. From 1982 through 1984, he was involved in international sales and licensing. From 1985 to 1988, Mr. Schoeller was focused on developing plant operations. From 1988 until 1992, Martin Schoeller developed several European production companies. Mr. Schoeller presently serves as the Chairman of the European Association of Dynamic Entrepreneurs, Europe's 500, in Germany.

         Cornelius Geber became a B director of IFCO in March 2000. Mr. Geber has been the CEO of Kuhne & Nagel AG & Co., a worldwide transport company, since 1996. From 1993 until 1998, Mr. Geber was a member of the holding board of directors for Kuhne & Nagel International AG, a Swiss holding company of the worldwide Kuhne & Nagel group. Mr. Geber has been a member of the board of Friedrich Grohe AG, Hemer, a plumbing supply company, since October 1999. Mr. Geber has been the Head of the Board of Paul Gunther Logistik AG, Hamburg, a German transport and logistics company, since January 2000. Mr. Geber has been a senior consultant to the board of directors of Deutsche Post AG, and a consultant to BC Partner's Hamburg, the largest private equity investor group in Europe, since April 1999.

         Sam W. Humphreys became a B director of IFCO in March 2000. Mr. Humphreys is engaged in private equity and venture capital investing. Until completion of the merger in March 2000, he was a director of PalEx since January 1996 and non-executive Chairman of the Board since March 1997. Through Main Street Merchant Partners II, L.P., a merchant banking firm, and other investment partnerships, Mr. Humphreys was involved in the creation and development of numerous businesses during the 1990s and has served in executive management positions and on the board of directors of several of these

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

         businesses, including C2 Media, Inc., a digital media business; e-CommLink, Inc., which provides Internet banking systems to commercial banks; U.S. Delivery Systems, Inc., the largest same-day local delivery company in the U.S; and Envirofil, Inc., a solid-waste management company.

         Randall Onstead became a B director of IFCO in March 2000. Mr. Onstead served as Chairman and Chief Executive Officer of Randall's Food Markets, Inc. from 1998 until September 1999. From 1996 until 1998, Mr. Onstead was President and Chief Executive Officer of Randall's. From 1986 until 1996, Mr. Onstead was President and Chief Operating Officer of Randall's. Randall's is a retail supermarket chain that had sales of over USD 2.7 billion in 1999.

         Eckhard Pfeiffer became a B director of IFCO in March 2000. Mr. Pfeiffer is Chairman of Intershop Communications AG and Chairman of Ricardo.de AG. From 1991 until 1999, Mr. Pfeiffer was the President and Chief Executive Officer of Compaq Computer Corporation, the largest global computer systems manufacturer. Mr. Pfeiffer is a member of the board of directors of General Motors Corporation, Hughes Electronics Corporation, and Bell Atlantic Corporation and serves on the advisory board of Deutsche Bank AG. Mr. Pfeiffer is a member of the board of trustees of Southern Methodist University and serves on the executive board of Southern Methodist University's Cox School of Business.

         Dr. Frank Tofflinger became a B director of IFCO in March 2000. Dr. Tofflinger has been Director of the Carlyle Group Europe, a private equity group based in Washington DC, since January 2000. From July 1996 until December 1999, Dr. Tofflinger was Managing Director of Schoeller Industries. From December 1993 until June 1996, Dr. Tofflinger was Managing Director of IMM Office Systems, a large European independent copy and facsimile systems distribution and service organization.

         Jim Griffin became Chief Executive Officer, North America of IFCO in March 2000 and was designated an executive officer of the Company. From 1996 until joining the Company, Mr. Griffin was President of Ryder Transportation Services, managing operations in the United States, Canada, the United Kingdom, and Germany. During this same period, he also managed global purchasing and corporate brand management and served as a member of Ryder's Corporate Strategy, Policy, and Operating Committees. From 1993 through 1996, he was President of Ryder Automotive Carrier Services, where he was responsible for 6,000 employees in 75 locations throughout the United States and Canada. From 1990 through 1992, Mr. Griffin was Vice President and General Manager of the Mid-South Area for Ryder Transportation Services. Mr. Griffin is a Certified Public Accountant.

         David Lee became Chief Executive Officer, Europe and Global Systems of IFCO in May 2000 and was designated an executive officer of the Company. From April 1999 until joining the Company, Mr. Lee was the European President and Chief Executive Officer of Transport International Pool and Modular Space, two subsidiaries of GE Capital. From April 1998 to April 1999, he served as European President and Managing Director of Transport International Pool. From May 1996 until January 1998, he served as Executive Vice President CHEP Americas and President of CHEP Mexico, Brazil and Argentina with

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

         commercial responsibility for sales, service, and operational strategy for North and South America. During the same period, Mr. Lee was also Chairman of the International Commercial Group that oversaw CHEP businesses around the world. From 1990 through 1996, Mr. Lee was Senior Vice President of CHEP USA, where he was responsible for sales, service, and operational strategy for the Northeast United States.

         Vance K. Maultsby, Jr. became Executive Vice President, Strategy and Finance and Chief Financial Officer of IFCO in March 2000 and was designated an executive officer of the Company. Mr. Maultsby also became a director of PalEx in March 2000 upon completion of the merger. Mr. Maultsby has been Chief Executive Officer of PalEx since December 1996. Mr. Maultsby served as PalEx's President from November 1996 until November 1998. From 1993 to 1996, Mr. Maultsby was a partner with Ernst & Young LLP, where he managed the Dallas, Texas office of its Corporate Finance Group. From 1989 to 1992, Mr. Maultsby was chief executive officer of Alemar Financial Company, later named Alemar Cost Reduction, Inc., which provided financial advisory services to a variety of industries. From 1985 to 1989, Mr. Maultsby was an officer in the Corporate Finance Group for Stephens Inc., an investment banking firm. Prior to the position with Stephens Inc., Mr. Maultsby was a partner with KPMG Peat Marwick, served as the National Director of its Petroleum Industry Practice, was co-director of its Southwest Area Mergers and Acquisitions Advisory Practice and practiced public accounting for more than five years. Mr. Maultsby is a Certified Public Accountant.

         Edward E. Rhyne became Executive Vice President and General Counsel of IFCO in March 2000 and was designated an executive officer of the Company. Mr. Rhyne has been Vice President and General Counsel of PalEx since June 1997. Prior to his employment with PalEx, Mr. Rhyne was a partner at Gardere & Wynne, L.L.P., where he was engaged in the private practice of law as a securities and mergers and acquisitions lawyer for more than five years.

         Howe Q. Wallace became Executive Vice President, Human Resources of IFCO in March 2000 and was designated an executive officer of the Company. Mr. Wallace has been the Chief Human Resource Officer of PalEx since its formation in 1997. He served in that same capacity for Ridge Pallets, one of PalEx's founding companies since 1983. Mr. Wallace served on the board of directors of the National Wooden Pallet and Containers Association from February 1995 to February 1998, and has been active in industry education efforts.

1.5.19   Security ownership of principal shareholders and management
         The following table sets forth as of May 24, 2000, the beneficial ownership of IFCO ordinary shares, by each person who, to IFCO's knowledge, beneficially owned more than 10% of its ordinary shares and all of its directors and executive officers as a group. Except as indicated, beneficial ownership includes the sole power to vote and dispose of IFCO ordinary shares. If a person has the right to acquire beneficial ownership of any ordinary shares by exercise of options within 60 days after May 24, 2000, the ordinary shares are deemed beneficially owned by that person and are deemed to be outstanding solely for the purpose of determining the percentage of IFCO ordinary shares that person owns. These ordinary shares are not included in the computations for any other person.

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

                                                                                       BENEFICIAL OWNERSHIP
                                                                              -----------------------------
         NAME OF BENEFICIAL OWNER                                                     SHARES     PERCENTAGE
         -------------------------------------------------------------------  --------------  -------------

         Christoph Schoeller (1)                                                  20,771,500            48.0%
         Martin A. Schoeller (1)                                                  20,771,500            48.0%
         All directors and executive officers as a group (12 persons) (2)         22,310,952            50.3%

         (1) The listed ordinary shares are owned by Schoeller Technologies Holding GmbH, which is owned 75.95% by Schoeller Industries and 24.05% by Gebruder Schoeller. Schoeller Industries and Gebruder Schoeller are each beneficially owned by Christoph Schoeller, Martin Schoeller and Andrea Schoeller and Schoeller KG. Christoph Schoeller and Martin Schoeller share voting and investment power with respect to the capital shares of Schoeller Logistic Technologies Holding GmbH. Schoeller Industries, Schoeller Holdings GmbH, which directly owns the shares of Schoeller Industries, and Gebruder Schoeller. Includes (a) 1,900,000 ordinary shares beneficially owned by Andrea Schoeller, Christoph Schoeller's wife, and (b) 2,000,000 ordinary shares beneficially owned by Schoeller KG, which is beneficially owned by Alexander Schoeller and Leopold Schoeller, the children of Martin Schoeller. Christoph Schoeller and Martin Schoeller disclaim beneficial ownership of the ordinary shares beneficially owned by Andrea Schoeller and by Schoeller KG. Each of Christoph and Martin Schoeller have been granted options to purchase 771,500 IFCO ordinary shares that are fully exercisable.
         (2) Includes (a) a total of 3,901,131 ordinary shares with respect to which the director or executive officer disclaims beneficial ownership and (b) options to purchase a total of 1,843,000 ordinary shares that are exercisable within 60 days of May 24, 2000. Excludes options to purchase a total of 1,396,805 ordinary shares that are not exercisable.

1.5.20   Signatures
         The Company has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized, on April 26, 2000.

         IFCO Systems N.V.



           /s/ Martin A. Schoeller             /s/ Vance K. Maultsby, Jr.
         ------------------------------    ------------------------------------
         Martin A. Schoeller               Vance K. Maultsby, Jr.
         Chief Executive Officer           Executive Vice President,
                                           Strategy and Finance and
                                           Chief Financial Officer

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

2        FINANCIAL STATEMENTS



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2.1      COMBINED AND CONSOLIDATED BALANCE SHEET AS AT DECEMBER 31, 1999
         (AFTER APPROPRIATION OF RESULT) IN THOUSANDS OF USD

                                                                                                  DECEMBER 31,
                                                                                 -----------------------------
                                                                                        1999              1998
                                                                                 -----------       -----------
                                                                                     USD'000           USD'000
         ASSETS
         Fixed assets
           Intangible assets                                                           4,278             2,674
           Tangible assets                                                           167,678           172,437
                                                                                  -----------       -----------
             Total fixed assets                                                      171,956           175,111

         Current assets
           Receivables                                                                64,809            74,462
           Other assets                                                                4,591             1,874
           Cash and cash equivalents                                                  12,240            23,642
                                                                                  -----------       -----------
             Total current assets                                                     81,640            99,978

         Non-current assets                                                           13,025             9,364
                                                                                 -----------       -----------
              TOTAL ASSETS                                                           266,621           284,453

         LIABILITIES AND SHAREHOLDERS' EQUITY
         Shareholders' funds
           Shareholders' equity                                                      (39,672)          (30,873)
           Participating rights                                                        3,259             4,274
           Redeemable participating rights                                             1,433             1,544
                                                                                 -----------       -----------
             Total shareholders' funds                                               (34,980)          (25,055)

         Commitments and contingencies minority interest                              25,316            28,887

         Long-term liabilities
           Capital lease obligations                                                  24,198            26,867
           Long-term debt                                                                  0            77,874
                                                                                  -----------       -----------
                                                                                      24,198           104,741

         Accumulated losses in excess of investment in equity entities                 5,623             4,472

         Current liabilities                                                         246,464           171,408
                                                                                  -----------       -----------
              TOTAL LIABILITIES AND SHAREHOLDERS' EQUITY                             266,621           284,453
                                                                                 -----------       -----------

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         IFCO Systems N.V., Amsterdam    Annual Report for the year ended December 31, 1999   Page 27

2.2      COMBINED AND CONSOLIDATED STATEMENT OF OPERATIONS IN THOUSANDS OF USD

                                                                                        YEAR ENDED DECEMBER 31,
                                                                                  ----------------------------
                                                                                        1999              1998
                                                                                  ----------        ----------
                                                                                     USD'000           USD'000

         Revenues                                                                    154,726           136,176

         Cost of sales
           Depreciation and amortization expense and crate breakage                  (35,805)          (28,051)
           Other cost of sales                                                       (88,680)          (78,167)
                                                                                  ----------        ----------
           Total cost of sales                                                      (124,485)         (106,218)
                                                                                  ----------        ----------
              GROSS PROFIT                                                            30,241            29,958

         Selling, general and administrative expenses                                (24,511)          (24,289)
         Merger and integration expenses                                              (3,519)                0
         Amortization of goodwill                                                       (289)             (383)
         Other operating income (expenses)                                               639               864
                                                                                  ----------        ----------
              INCOME FROM OPERATIONS                                                   2,561             6,150
                                                                                  ----------        ----------
         Financial income (expense)                                                  (15,004)          (13,491)
                                                                                  ----------        ----------
              LOSS BEFORE INCOME TAXES AND MINORITY INTEREST                         (12,443)           (7,341)

         Income tax provisions                                                          (320)             (210)
         Minority interest                                                            (1,291)           (1,274)
                                                                                  ----------        ----------
              NET LOSS                                                               (14,054)           (8,825)
         Participating rights                                                            175               (88)
                                                                                  ----------        ----------
              NET LOSS APPLICABLE TO COMMON STOCK                                    (13,879)           (8,913)
                                                                                  ----------        ----------

         Basic loss per share (in USD )                                                (0.69)            (0.45)
                                                                                  ----------        ----------

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

2.3      COMBINED AND CONSOLIDATED STATEMENT OF CASH FLOWS IN THOUSANDS OF USD

                                                                                         YEAR ENDED DECEMBER 31,
                                                                                    ----------------------------
                                                                                         1999               1998
                                                                                    ---------          ---------
                                                                                      USD'000            USD'000
         CASH FLOWS FROM OPERATING ACTIVITIES:
         Net loss                                                                     (14,054)            (8,825)
         Adjustments to reconcile net loss to net cash provided
            by operating activities:
          Depreciation and amortization expense and crate breakage                     35,805             28,051
          Amortization of goodwill                                                        289                383
          Amortization of intangible assets and debt issuance costs                     1,311              1,036
          Foreign currency (gains) losses                                               1,092                188
          Loss applicable to minority interests                                         1,291              1,274
          Profit on sale of property, plant and equipment                                   2                  0
          Losses from equity entities                                                   1,738              2,726
          Changes in operating assets and liabilities:
            Proceed from factoring arrangement                                         32,887             25,435
            Receivables                                                               (36,851)             2,160
            Other assets, long-term                                                       202                176
            Inventory                                                                  (2,742)            (1,621)
            Prepaid expenses and other current accounts                                  (443)               673
            Accounts payable                                                            6,429             10,933
            Other current liabilities                                                  (1,683)            (7,791)
            Accrued liabilities                                                        11,073              3,803
            Deferred income                                                               (28)             1,337
                                                                                    ---------          ---------
              NET CASH PROVIDED BY OPERATING ACTIVITIES                                36,318             59,938

         CASH FLOWS FROM INVESTING ACTIVITIES:
          Purchase of crates                                                          (27,691)           (38,098)
          Purchase of property, plant and equipment                                    (3,076)            (2,097)
          Purchase of other intangible assets                                          (3,097)               (33)
          Merger costs                                                                 (2,039)                 0
          Investment in equity entities                                                  (587)            (1,390)
          Proceeds from sale of property and equipment                                      0                106
          Sale(purchase) of investments carried at cost                                     0              2,746
                                                                                    ---------          ---------
              NET CASH USED IN INVESTING ACTIVITIES                                   (36,490)           (38,766)
                                                                                    ---------          ---------

        Bring forward                                                                   (172)             21,172

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

                                                                                        YEAR ENDED DECEMBER 31,
                                                                                   ----------------------------
                                                                                         1999              1998
                                                                                   ----------        ----------
                                                                                      USD'000           USD'000
         Brought forward                                                                 (172)           21,172

         CASH FLOWS FROM FINANCING ACTIVITIES:
           Proceeds from original issuance of shares                                       54                 0
           Proceeds from sale of redeemable convertible preferred
              stock                                                                         0                 0
           Proceeds from shareholder contribution                                         322                 0
           Payments on short-term bank borrowings                                           0           (51,254)
           Payments on long-term bank borrowings                                      (13,634)          (15,351)
           Payments on short-term related party loans                                    (196)          (25,779)
           Payments on capital lease obligations                                       (9,401)           (5,331)
           Proceeds from short term bank borrowings                                       314                 0
           Proceeds from long term bank borrowings                                     14,453            91,756
           Proceeds from related party loans                                              276             1,850
           Payment for interest rate cap                                                    0              (202)
           Debt issuance costs                                                              0            (2,131)
           Capital distribution to shareholders                                             0                 0
              Other                                                                         0                 0
                                                                                   ----------        ----------
              NET CASH PROVIDED BY (USED IN) FINANCING ACTIVITIES                      (7,812)           (6,442)


         Effect of exchange rate changes on cash and cash equivalents                  (3,418)              920
                                                                                   ----------        ----------
         NET (DECREASE) INCREASE IN CASH AND CASH
           EQUIVALENTS                                                                (11,402)           15,650

         Cash and cash equivalents, beginning of period                                23,642             7,992
                                                                                   ----------        ----------
         CASH AND CASH EQUIVALENTS, END OF PERIOD                                      12,240            23,642
                                                                                   ----------        ----------

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         IFCO Systems N.V., Amsterdam    Annual Report for the year ended December 31, 1999   Page 30


                                                                                        YEAR ENDED DECEMBER 31,
                                                                                   ----------------------------
                                                                                         1999              1998
                                                                                   ----------        ----------
                                                                                      USD'000           USD'000

         SUPPLEMENTAL DISCLOSURE OF CASH FLOW INFORMATION:
            Cash paid for interest                                                     12,143             6,959
            Cash paid for income taxes                                                     92                64

         SUPPLEMENTAL SCHEDULE OF NON-CASH INVESTING AND FINANCING
          ACTIVITIES:
            Accretion of redeemable convertible preferred stock                         1,077             1,274
            Redeemable cumulative participating rights                                   (153)              149
            Participating rights                                                         (328)              (61)
            Purchase of containers on capital leases                                   13,984             9,382
            Merger costs included in accounts payable                                   4,100                 0
            Container purchases included in accounts payable                           14,684                 0

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         IFCO Systems N.V., Amsterdam    Annual Report for the year ended December 31, 1999   Page 31

  2.4 Notes to the combined and consolidated financial statements for the year ended December 31, 1999

2.4.1  Business and organization

       IFCO Systems N.V. (the `Company' or `IFCO'), which was incorporated under the laws of the Netherlands on March 31, 1999, is a holding company for IFCO Europe Beteiligungs GmbH ("IFCO Europe"), MTS Okologistik GmbH ("MTS"), and Scholler International Logistics Beteiligungsgesellschaft ("SIL"). These companies have been fully consolidated.


       On March 8, 2000, the Company completed a merger with PalEx upon the approval of the shareholders of PalEx, in addition to an initial public offering.


       IFCO Europe was established in 1997 and is the holding company of IFCO International Food Container Organization GmbH ("IFCO GmbH"), a German company, which was established in 1992. IFCO Europe is involved in the organization and administration of the purchase, distribution and leasing of reusable crate systems in Germany and other European countries. The crates are leased primarily to producers of fresh fruit and vegetables in exchange for a one-time usage fee. The producers' goods are transported in the crates to various intermediaries and ultimately retailers for sale to consumers. IFCO Europe delivers the empty crates to customers' bulk warehouses and collects the empty crates from regional service points, where the crates are transported to the Company's depots and cleaned for reuse. IFCO Europe is 76%-owned by IFCO Systems N.V., with a subsidiary of General Electric Capital Corporation ("GECC") holding a minority interest of 24%. In connection with its initial investment of USD 24,949 in IFCO Europe in 1997, GECC received options to increase its investment in IFCO Europe to 49% and then up to 100% after certain dates have passed and criteria have been met. GECC also received options to purchase 100% of MTS and up to 100% of SIL after certain dates have passed and criteria have been met.


       MTS, a German company that is 100%-owned by IFCO Systems N.V. was established in 1992 and offers a reusable packing system for dry goods sold primarily by retailers. MTS's business processes are generally similar to those of IFCO Europe.


       SIL, a German company that is 100%-owned by IFCO Systems N.V. was established in 1994 to hold ownership interests in reusable crate systems in the United States, Argentina and Japan. The operation in Argentina is wholly-owned and is consolidated within SIL. SIL has a 50%-voting interest in the operations in the United States and a 33%-ownership investment in the Japanese operations. SIL has agreed to fund its proportionate share of losses of the operations in the United States and Japan in excess of its capital investment. Both of these operations are accounted for under the equity method. SIL's business processes are generally similar to those of IFCO Europe.


       IFCO Systems N.V., Amsterdam    Annual Report for the year ended December 31, 1999   Page 32

       Prior to November 3, 1999, IFCO Europe and MTS were subsidiaries of Scholler Packaging Systems GmbH ("SPS"). In December 1999, SPS changed its name to Scholler Logistics Industries GmbH ("SLI"). SIL was a subsidiary of Gebruder Scholler Beteilungsverwaltungs GmbH, Munich ("GSB"). SLI and GSB are wholly-owned by the same group of shareholders, the Scholler family. Effective as of November 3, 1999, SLI indirectly contributed its shares of IFCO Europe and MTS to IFCO Systems N.V. In addition, GSB contributed its shares of SIL to IFCO Systems N.V. effective as of November 22, 1999. IFCO Systems N.V. is 100%-owned by Scholler Logistic Technologies Holding GmbH, Pullach ("SLT"). SLT is 24%- owned by GSB and 76%-owned by SLI. The transfer of shares was accounted for as a transfer between entities of common control using the historical basis of assets and liabilities transferred.


       Periods prior to the contribution of shares to IFCO Systems N.V. described above represent the combined financial statements of IFCO Europe, MTS and SIL. Periods subsequent to the contribution represent the combined and consolidated results of IFCO Systems N.V. The contribution of shares to IFCO Systems N.V. has been reflected as a transfer from combined contributed share capital of IFCO Europe, MTS and SIL to paid-in capital of IFCO Systems N.V. within the combined and consolidated statement of shareholders' equity.


       IFCO Europe and MTS previously reported separately to SLI. SIL previously reported to GSB. All costs relating to each entity were historically billed through management charges. These costs include all general corporate overhead, consisting of accounting, legal and technical services and other general and administrative costs, and interest expense related to the operations of IFCO Europe, MTS, and SIL. Subsequent to the transfer of shares to IFCO Systems N.V., SLI continues to provide management services to the Company. All significant inter-company transactions and balances between the combined and consolidated companies have been eliminated. Income taxes have been calculated on a separate return basis.


       On February 29, 2000, a debenture in the amount of DEM 45 million (USD 22,151) was issued to GECC by SLT in exchange for the contribution of GECC's preferred share in IFCO Europe to SLT. On March 1, 2000, SLT contributed this preferential share to IFCO Systems N.V., making IFCO Systems N.V. the 100%-shareholder of IFCO Europe. This debenture has a 30-year term and bears interest at 5% per year. The debenture is convertible to IFCO Systems N.V. ordinary shares that are held by SLT after a mandatory holding period.


       IFCO Systems N.V., Amsterdam    Annual Report for the year ended December 31, 1999   Page 33

2.4.2  Pooling of interests
       IFCO Systems N.V. applied the pooling of interests method in compiling these financial statements. Therefore, the consolidated balance sheet as at December 31, 1999, and the statement of operations for the year then ended include the combined figures of the following companies:

       Company                                                                     Company
       Place of domicile                                                           Place of domicile
       --------------------------------------------------------------------        --------------------------------


       IFCO Europe Beteiligungs GmbH                                               IFCO Europe Beteiligungs
       Munich, Germany                                                             GmbH
                                                                                   Munich, Germany

       MTS Okologistik Verwaltungs GmbH (MTS)
       Munich, Germany                                                             MTS Okologistik
                                                                                   Verwaltungs GmbH (MTS)
       Scholler International Logistics Beteiligungsgesellschaft mbH (SIL)         Munich, Germany
       Munich, Germany
                                                                                   Scholler International
                                                                                   Logistics
                                                                                   Beteiligungsgesellschaft
                                                                                   mbH (SIL)
                                                                                   Munich, Germany


       The movement in the reserves of these three companies, together with movements in the statutory shareholders' equity of IFCO Systems N.V., can historically be disclosed as follows:

       As at November 22, 1999, these three companies have a shareholders' equity, which can be disclosed as follows:

                                                                          November 22,
                                                                              1999
                                                                          ------------
                                                                            USD'000

       Capital                                                               10,339
       Accumulated deficit                                                  (48,858)
       Accumulated other comprehensive income                                 1,075
                                                                            -------
       Combined shareholders' equity                                        (37,444)
                                                                            =======

       The origin of this amount can be further disclosed as follows:


       IFCO Systems N.V., Amsterdam    Annual Report for the year ended December 31, 1999   Page 34


                                                                                                ---------
                                                                                                 USD'000

       Combined shareholders' equity as at January 1, 1999                                       (30,873)

       Movements during period January 1, 1999 up to and including November 22, 1999:
            Net result (loss)                                                                    (10,179)
            Foreign currency adjustments                                                           3,107
            Other                                                                                    501
                                                                                                 -------
       Combined shareholders' equity as at November 22, 1999                                     (37,444)


       IFCO Systems N.V., Amsterdam    Annual Report for the year ended December 31, 1999   Page 35

         In respect of this pooling of interest, IFCO Systems N.V. issued 995,000 ordinary shares to the former shareholder, Scholler Logistic Technologies Holding GmbH, of the three companies mentioned, representing a nominal value of EURO 9,950,000 (USD 9,973,000). As at December 31, 1999, Scholler Logistic Technologies Holding GmbH owns all shares issued by IFCO Systems N.V. and therefore all voting rights.

  2.4.3  Summary of significant accounting policies
         The accompanying combined and consolidated financial statements have been prepared in accordance with generally accepted accounting principles in the Netherlands. Unless stated otherwise, all amounts represent thousands of U.S. dollars.

2.4.3.1  Reclassifications
         Certain reclassifications have been made in the 1998 financial statements to conform to the 1999 presentation.

2.4.3.2  Fiscal Year
         All combined and consolidated entities maintain their accounting records using a December 31 year-end.

2.4.3.3  Cash and Cash Equivalents
         The Company considers all highly liquid debt instruments purchased with an original maturity of three months or less to be cash equivalents.

2.4.3.4  Inventory
         Inventories are stated at the lower of cost or net realizable value. The cost of inventories is determined using a weighted average cost method.

2.4.3.5  Property, Plant and Equipment
         Property, plant, and equipment is carried at cost. Depreciation and amortization are provided for in amounts sufficient to relate the cost of depreciable assets to operations over their estimated service lives. The straight-line method of depreciation is utilized for financial reporting purposes.

         Included in property, plant and equipment is the Company's crate rental pool, which is being depreciated to estimated salvage value using the straight-line method over lives ranging from 8 to 15 years. The Company periodically reviews its crate rental pool to ensure that all unusable crates are reduced to net realizable value in accordance with the Company's crate supply contract. These charges are considered breakage by the Company and are included in cost of sales in the accompanying combined and consolidated statements of operations.

         Expenditures for maintenance and repairs are charged to expense as incurred. Additions and major replacements or betterments that increase capacity or extend useful lives are added to the cost of the asset. Upon sale or retirement of property, plant and equipment, the cost and related accumulated depreciation are eliminated from the respective accounts and the resulting gain or loss is included in other income (expense), net, in the accompanying combined and consolidated statements of operations.


         IFCO Systems N.V., Amsterdam    Annual Report for the year ended December 31, 1999   Page 36

         Leases classified as capital leases are recognized as assets and liabilities in the balance sheet at amounts equal at the inception of the lease to the fair value of the leased property or, if lower, at the present value of the minimum lease payments. Lease payments are apportioned between imputed finance charge and the reduction of the outstanding liability. The lease asset is depreciated during the period of expected use on a systematic basis consistent with the depreciation policy for depreciable assets that are owned.

2.4.3.6  Goodwill and Other Intangible Assets
         Goodwill, which represents the excess of acquisition cost over the fair market value of identified net assets acquired in business combinations accounted for as purchases, is amortized using the straight-line method over 15 years. This period reflects the period, which was taken into account calculating the fair market value of identified net assets. The Company capitalizes certain internal software development costs, which are amortized by the straight-line method over the estimated useful economic lives of the software, not to exceed 4 years. At December 31, 1998 and 1999, unamortized software costs were USD 2,974 and USD 896, respectively. Amortization of capitalized internal software development costs totaled USD 186 and USD 168, in 1998 and 1999, respectively.

         The Company evaluates on a regular basis whether events and circumstances have occurred that indicate that the carrying amount of goodwill and other intangible assets may warrant revision. Management believes that there has been no impairment of the goodwill and other intangible assets as reflected in the Company's combined and consolidated financial statements as of December 31, 1999.

2.4.3.7  Advertising Costs
         All advertising costs are expensed when incurred. Total advertising costs were USD 833 and USD 1,502 for the years ended December 31, 1998, and 1999, respectively.

2.4.3.8  Investment in Equity Entities
         Entities over which IFCO has between 20% and 50% of the voting rights, and over which IFCO exercises significant influence, are accounted for using the equity method.

         SIL's share of operating losses in the Japanese operations ("IFCO-Japan") has exceeded its capital investment, and accordingly the investment in IFCO-Japan has been reduced to zero. In 1999, SIL agreed to fund the losses of IFCO-Japan and accordingly has recorded its proportionate share of the losses in IFCO-Japan in excess of its investment as accumulated losses in excess of investment in equity entities in the combined and consolidated balance sheet. IFCO-Japan's losses that have been recorded are included in losses from equity entities on the combined and consolidated statement of operations.

         SIL's share of the operating losses in the operations in the United States ("IFCO-US") has exceeded its initial capital investment. SIL has recorded its proportionate share of the losses in IFCO-US in excess of its investment as accumulated losses in excess of investment in equity entities in the combined and consolidated balance sheet as SIL has agreed to fund its proportionate share of the losses. The loss that has been recognized by

         IFCO Systems N.V., Amsterdam    Annual Report for the year ended December 31, 1999   Page 37

          SIL in respect of IFCO-US is recorded in losses from equity entities on the combined and consolidated statement of operations.

2.4.3.9   Participating Rights
          The participating rights were originally issued to Scholler Plast Industries GmbH, Pullach, ("SPI"), a company wholly-owned by SLI, in respect of IFCO GmbH with a nominal value of DEM 10.0 million. The rights have no voting rights and are issued for an unlimited period and may be terminated by IFCO upon repayment of the nominal value. In the event of IFCO GmbH's liquidation, it is repayable after all other creditors and ranks equally with the share capital. The participating rights share in IFCO GmbH's profits up to a maximum of DEM1.6 million (USD 0.8 million) per year, before any other distribution may be made, and in IFCO GmbH's losses in the amount of 10% per year until the balance is exhausted. In the event that the participating rights have been reduced from its nominal value by its share of losses, future profits must first be used to restore it to its nominal value before any other distributions may be made.

          On March 8, 2000, in connection with the IPO and the refinancing of IFCO, the Company made a payment of DEM 8.0 million (USD 3,915) to SPI for the termination of the participating rights. This payment is an estimate of the amount required to terminate the participating rights. SPI will reimburse the Company for approximately DEM 1.7 million (USD
          838) as the Company made an over-payment to SPI.

2.4.3.10  Redeemable Participating Rights
          In 1996 SIL received DEM 2.0 million (USD 1,228) from Alexander Scholler & Co. Management Holding GmbH ("ASMH"), a company which is wholly owned by the Schollers. Each year that SIL recognizes a profit under German GAAP, ASMH is entitled to DEM 250,000 (USD 128) per annum. This amount is cumulative, and any unpaid balance due to SIL's lack of profit bears interest at 6.0% per annum. ASMH does not participate in SIL's losses, and has no voting rights in SIL. The agreement is for an unlimited duration, and may be terminated by either party with a six-month notice period.

          On March 8, 2000, the Company paid DEM 2.8 million (USD 1,370) to ASMH to terminate these redeemable participating rights.

2.4.3.11  Income Taxes
          The Company uses the liability method of accounting for income taxes, wherein deferred tax assets and liabilities are recognized for future tax consequences attributable to temporary differences between the financial statement carrying amounts of existing assets and liabilities and their respective tax bases. Deferred tax assets and liabilities are measured using tax rates expected to apply to taxable income in the years in which those temporary differences are expected to reverse. The effect of a change in tax rates on deferred tax assets and liabilities is recognized in income in the period that includes the enactment date. Deferred tax assets are reduced by a valuation allowance if, based on the weight of the available evidence, it is more likely than not that some portion or all of the deferred tax assets will not be realized. As changes in tax laws or rate are enacted, deferred tax assets and liabilities are adjusted through income tax expense.

IFCO Systems N.V., Amsterdam    Annual Report for the year ended December 31, 1999   Page 38

2.4.3.12  Revenue Recognition
          The majority of the Company's combined and consolidated revenues are generated from crate usage fees and are recognized over the Company's service obligation period, which is complete when the customer's product is removed from the crates and the crate is returned to the Company.

          The Company also generates revenues from the lease of crates for specified periods of time, which are recognized on a straight-line basis over the lease term. Additionally, the Company generates revenues from the sale of broken crates.

2.4.3.13  Refundable Deposits
          The Company receives a deposit from its customers upon crate delivery that is classified as a refundable deposit in the accompanying combined and consolidated balance sheets. The Company refunds this deposit when the crate is recollected.

2.4.3.14  Fair Value of Financial Instruments
          The carrying value of the Company's long-term debt approximates fair value due to variable interest rates. The carrying value of the Company's other financial instruments also approximates fair value, except for the interest rate cap of the Senior Facility Agreement. The cap uses a derivative financial instrument, and as it is an integral part of the Senior Facility Agreement, it cannot be reliably segregated and measured. There are no published price quotations in active public securities markets and even though there are well-established valuation models, the data inputs to these models does not come from active markets.

2.4.3.15  Foreign Currency Transactions and Translation
          Sales and purchases in foreign currency are measured using the exchange rate at the day of the transaction. Foreign currency transaction gains and losses are included in the combined and consolidated statement of operations.

          The functional currency is the local currency of each subsidiary. The Company has selected the United States dollar ("USD") as its reporting currency. The financial statements of the Company's operations which are not denominated in United States dollars are translated using the exchange rate as of the balance sheet date for assets and liabilities and a weighted average exchange rate for the reported amount of revenues, expenses, gains and losses during the reporting period. The cumulative translation adjustment is recorded as a separate component of shareholders' equity.

2.4.3.16  Use of Estimates
          The preparation of financial statements in conformity with generally accepted accounting principles requires the use of estimates and assumptions by management in determining the reported amounts of assets and liabilities and disclosures of contingent assets and liabilities at the date of the financial statements and the reported amount of revenues and expenses during the reporting period. Although the Company reviews all significant estimates affecting its combined and consolidated financial statements on a recurring basis and records the estimated effect of any necessary adjustments prior to their publication, actual results could differ from these estimates.

          IFCO Systems N.V., Amsterdam    Annual Report for the year ended December 31, 1999   Page 39

2.4.3.17  Basic Loss Per Share
          Basic loss per share has been computed using the actual number of ordinary shares that were issued to the shareholders of IFCO in connection with the IPO of IFCO Systems N.V. and the merger with PalEx. This amount has been calculated as 20.0 million. The numerator used in the calculation of pro forma basic loss per share has been calculated using the net loss for the year plus the redeemable cumulative participating rights and the participating rights. The number of shares used in calculating basic and diluted loss per share is the same, as the conversion of the preferred stock would result in anti-dilution.

IFCO Systems N.V., Amsterdam    Annual Report for the year ended December 31, 1999   Page 40

  2.5    Notes to the combined and consolidated balance sheet as at December 31,
         1999

2.5.1    Fixed assets

2.5.1.1  Intangible assets
         The major components of intangible assets are as follows:


                                                                                             December 31,
                                                                                        ----------------------
                                                                                        1999              1998
                                                                                        -----------------------
                                                                                        USD'000          USD'000

           Goodwill                                                                      3,496             4,187
           Software                                                                      2,974               896
           Other intangible assets                                                       1,215                66
                                                                                        ------            ------
                                                                                         7,685             5,149
           Less: accumulated amortization                                               (3,407)           (2,475)
                                                                                        ------            ------
                                                                                         4,278             2,674
                                                                                        ======            ======

           Included in other intangible assets as at December 31, 1999, are deferred IPO and deferred high yield debt issuance costs of USD 857 and USD 231, respectively. The deferred IPO costs relate to costs of issuing equity securities in early 2000, and will be accounted for as a reduction of the proceeds of the equity offering. Accordingly, these costs will not be amortized over future periods. The deferred high yield debt issuance costs relate to debt issued in early 2000 and will be amortized over the life of the new debt issue.

2.5.1.2    Tangible assets
           Tangible assets consist of the following:


                                                              Estimated                        December 31,
                                                            Useful Lives                  ---------------------
                                                              In Years                    1999              1998
                                                            -------------                -------------------------
                                                                                         USD'000           USD'000

           Crates                                                 8-15                   189,964           188,848
           Machinery and equipment                                4-10                     6,641             7,631
           Furniture and fixtures                                 4-10                     3,910             4,213
                                                                                         -------           -------
                                                                                         200,515           200,692
           Less: Accumulated depreciation and amortization                               (32,837)          (28,255)
                                                                                         -------           -------
                                                                                         167,678           172,437
                                                                                         =======           =======


           IFCO Systems N.V., Amsterdam    Annual Report for the year ended December 31, 1999   Page 41

          Depreciation expense for the years ended December 31, 1998 and 1999, was USD 10,414 and USD 12,757 respectively. Of the total assets above, costs of USD 38,288 and USD 37,159 and accumulated depreciation of USD 981 and USD 2,876 are he ld under capital leases at December 31, 1998 and 1999, respectively.

  2.5.2   Current assets

2.5.2.1   Receivables
          The major components of accounts receivable are as follows:


                                                                                             December 31,
                                                                                       ----------------------
                                                                                       1999              1998
                                                                                      ------            ------
                                                                                      USD'000           USD'000

          Trade receivables                                                            61,723            63,292
          Less: allowance for doubtful accounts                                        (4,706)           (6,079)
                                                                                       ------            ------
                                                                                       57,017            57,213
          Receivables from related parties                                              4,071            11,738
          Other                                                                         3,721             5,511
                                                                                       ------            ------
                                                                                       64,809            74,462
                                                                                       ======            ======

          Activity in the Company's allowance for doubtful accounts consists of the following:


                                                                                        Year Ended December 31,
                                                                                        -----------------------
                                                                                        1999              1998
                                                                                       ------            ------
                                                                                       USD'000           USD'000

          Balance, beginning of year                                                    6,079             5,886
          Write-offs                                                                   (1,996)             (887)
          Additional provisions                                                         1,277               540
          (Decrease) increase due to foreign exchange translation                        (654)              540
                                                                                       ------             -----
          Balance, ending of year                                                       4,706             6,079
                                                                                       ======             =====

          Prior to May 1998, IFCO Europe had an agreement whereby the trade accounts receivable balances were used as collateral against borrowings from third parties. Both the receivables and the funding were recorded on IFCO Europe's books. The administrative processes related to collecting the receivables was performed by the third party acting as an agent for IFCO Europe, for which IFCO Europe paid a fee.


          IFCO Systems N.V., Amsterdam    Annual Report for the year ended December 31, 1999   Page 42

          In May 1998 the arrangement was altered to allow IFCO Europe to factor up to 85% of accounts receivable balances that meet certain requirements as set forth in the agreement. For the receivables accepted for factoring, the factoring agent is required to remit between 60% and 80% of the unpaid amounts of factored receivables to IFCO Europe. The remainder, less a factoring charge, is held in an escrow account and is remitted to IFCO Europe following collection. There is no risk of loss associated with the funds initially received by IFCO Europe, and these funds have been netted off against receivables. The risk of loss on the balance held in the escrow account remains with the factoring agent who performs the administrative collection process for all factored receivables. The balance held in the escrow account is included in receivables on the combined and consolidated balance sheet and at December 31, 1999 and 1998 was USD 9,485 and USD 7,279, respectively.

          The interest rate on cash advances relating to uncollected factored receivables is based on the three-month EURIBOR rate plus 1.25% (4.59% as of December 31, 1999). IFCO Europe factored approximately USD 32,887 and USD 25,435 of its combined and consolidated receivables in 1999 and 1998, respectively. IFCO Europe incurred approximately USD 4,270 and USD 3,966 in 1999 and 1998, respectively, in factoring and interest charges relating to this agreement.

2.5.2.2   Other assets
          Other assets consist of:

                                                                                             December 31,
                                                                                        ---------------------
                                                                                        1999             1998
                                                                                       ------           ------
                                                                                       USD'000          USD'000

          Granulate                                                                     4,100            1,825
          Other                                                                           491               49
                                                                                        -----            -----
                                                                                        4,591            1,874
                                                                                        =====            =====

2.5.2.3   Cash and cash equivalents
          As at December 31, 1999, there are no restrictions in respect of the withdrawal of cash and cash equivalents within one year.


          IFCO Systems N.V., Amsterdam    Annual Report for the year ended December 31, 1999   Page 43

2.5.3     Non-current assets
          The major components of other non-current assets are as follows:


                                                                                             December 31,
                                                                                        ---------------------
                                                                                        1999             1998
                                                                                       ------           ------
                                                                                       USD'000          USD'000
          Debt issuance costs                                                           7,974            9,364
          Merger costs                                                                  5,051                0
                                                                                       ------            -----
                                                                                       13,025            9,364
                                                                                       ======            =====

          Merger costs represent the direct costs of the acquisition of PalEx during 1999. These costs will be expensed in financial year 2000 when this merger is completed.

2.5.4     Shareholders' funds

2.5.4.1   Shareholders' equity
          The movement in the combined shareholders' equity is as follows:

                                                                                            December 31,
                                                                                       ----------------------
                                                                                       1999              1998
                                                                                      ------            ------
                                                                                      USD'000           USD'000

          Balance beginning of year                                                   (30,873)          (19,990)
          Net loss financial year                                                     (14,054)           (8,825)
          Share participating rights in net loss financial year                           328                61
          Accrual for remuneration on redeemable participating rights                    (153)             (149)
          Foreign currency adjustments                                                  4,704            (1,970)
          Contributions                                                                   376                 0
                                                                                      -------           -------
                                                                                      (39,672)          (30,873)
                                                                                      =======           =======

          Shareholders' equity is disclosed further in the notes to the corporate balance sheet.


          IFCO Systems N.V., Amsterdam    Annual Report for the year ended December 31, 1999   Page 44

2.5.4.2   Participating rights
          The movement in the participating rights can be disclosed as follows:


                                                                                                    ---------
                                                                                                     USD'000

          Balance as at January 1, 1999                                                               4,274
          Share in net loss financial year 1999                                                        (328)
          Foreign currency adjustment                                                                  (687)
                                                                                                      -----
          Balance as at December 31, 1999                                                             3,259
                                                                                                      =====

2.5.4.3   Redeemable participating rights
          The movement in the participating rights can be disclosed as follows:

                                                                                                    ---------
                                                                                                     USD'000

          Balance as at January 1, 1999                                                               1,544
          Accrual for remuneration                                                                      153
          Foreign currency adjustment                                                                  (264)
                                                                                                      -----
          Balance as at December 31, 1999                                                             1,433
                                                                                                      =====

2.5.5     Commitments and contingencies minority interest
          IFCO Europe has outstanding, one share of preferred stock held by a subsidiary of GECC. The holder of the preferred share shall be entitled to 16% of the vote on all matters of which common stockholders are entitled to vote. The common stockholders hold the other 84% of votes. The holder of the preferred share participates in 24% of the profits of IFCO Europe. However, the preferred share has preference over the first DEM 2,250 (USD 1,153) of profits before any profits are distributed to the common shareholders.

          The preferred share is convertible into common stock of IFCO Europe at any time prior to September 30, 2004. The preferred stock is redeemable beginning September 30, 2002, at the option of the holder for the original investment amount. In addition to the original investment amount, the holder is entitled to 5% annual interest on the purchase price minus any capital repaid to the holder for the period starting at the day of the original investment and ending on the date of redemption election, such interest amount being compounded at an interest rate of 5% per year and being reduced by any dividends paid out to the holder. The redemption amount outstanding on the redemption date is payable in 12 monthly installments, plus 5% interest beginning two years after the redemption election date. In addition, the preferred stock is redeemable subject to certain conditions at the option of the issuer in year 2003 at the earliest. The redemption amount is calculated under similar terms as above.

          IFCO Systems N.V., Amsterdam    Annual Report for the year ended December 31, 1999   Page 45

          In the event of liquidation or dissolution of the Company, the holder of the preferred share shall have priority entitlement before distribution to other shareholders to proceeds which are available for distribution to the shareholders up to an amount of DEM 45,000 (USD 23,062), plus preferential dividends which have not been distributed, less any eventual distribution of profits in excess of the preferential dividends.

          In connection with the investment in the preferred share, GECC received options to increase its investment in IFCO Europe to 49% and then up to 100% after certain dates have passed and criteria have been met. In addition, GECC received options to purchase 100% of MTS and up to 100% of SIL after certain dates have passed and criteria have been met. Also in connection with the investment, SLI has a put option to sell its interest in IFCO Europe to GECC after certain dates have passed and criteria have been met.

          Effective November 3, 1999, upon transfer of the shares of IFCO Europe to IFCO Systems N.V. by SLI, the preferred share in IFCO Europe still held by GECC is shown as minority interest on the balance sheet of IFCO Systems N.V. as at December 31, 1999. The interest attributable to the preferred share from November 3, 1999 to December 31, 1999 is reflected as minority interest in the statement of operations for the year ended December 31, 1999. Reclassifications have been made to the balance sheet and the statement of operations in order to be consistent with the 1999 presentation of the preferred share in IFCO Europe still held by GECC.


          IFCO Systems N.V., Amsterdam    Annual Report for the year ended December 31, 1999   Page 46

2.5.6     Long-term liabilities

2.5.6.1   Capital lease obligations
          The Company has entered into leases with third parties principally for plastic crates that are accounted for as capital leases. The future minimum lease payments for assets under capital leases, together with the present value of minimum lease payments, were as follows as at December 31, 1999:


                                                                                                   ---------
                                                                                                    USD'000

          2000                                                                                       12,131
          2001                                                                                        9,427
          2002                                                                                        8,214
          2003                                                                                        8,205
          2004                                                                                          162
          Thereafter                                                                                    760
                                                                                                    -------
          Total future minimum lease payments                                                        38,899
          Less: amounts representing interest                                                        (4,372)
                                                                                                    -------
          Present value of future minimum lease payments                                             34,527

          Less: current maturities                                                                  (10,329)
                                                                                                    -------
          Capital lease obligations as at December 31, 1999                                          24,198
                                                                                                    =======

2.5.6.2   Other long-term debts
          During 1998, the Company negotiated a new financing arrangement through a lending syndicate under a Deutsche Mark ("DEM") 146 million (USD 89.6 million) Senior Facility Agreement (SFA) and a DEM 35 million (USD 21.5 million) Senior Subordinated Agreement (SSA). The proceeds from the SFA and SSA were primarily used to reduce the Company's outstanding short-term borrowings.

          During 1999, the amount of credit available to the Company was reduced to DEM 160.5 million (USD 82.3 million). The credit facility consists of DEM 125.5 million (USD 64.3 million) available under the SFA and DEM 35.0 million (USD 18.0 million) available under the SSA.

          The SFA consists of a DEM 64.0 million (USD 32.8 million) fixed term loan and two revolving credit facilities totaling DEM 61.5 million (USD 31.5 million). All borrowings under the SFA, approximately DEM
          100.5 million (USD 51.5 million) outstanding as of December 31, 1999, contain principal reduction provisions, mature in 2004, and accrue interest at EURIBOR plus 1.75% (5.31% as of December 31, 1999). The amount available for future borrowings under the SFA as of December 31, 1999, was approximately DEM 25.0 million (USD 12.8 million). The SSA does not have scheduled principal

          IFCO Systems N.V., Amsterdam    Annual Report for the year ended December 31, 1999   Page 47

          reductions until a balloon payment in 2005. Outstanding borrowings under the SSA, which totaled DEM 35.0 million (USD 18.0 million) accrue interest at a rate of EURIBOR plus 2.75% (6.31% as of December 31, 1999).

          Substantially all of the Company's receivables and long-lived assets are pledged as security against all outstanding borrowings under the SFA and SSA, which also prohibit any dilution of GECC's capital investment. The SFA and SSA prohibit the payment of dividends by the Company as long as any outstanding borrowings exist under the SFA or SSA, restrict the Company's incurrence or assumption of other indebtedness and require the Company to comply with non-financial and financial covenants, including certain funded debt and interest expense to earnings before taxes, depreciation, interest and amortization ratios and certain cash flow ratios. The Company was in compliance with, or had obtained waivers for, each of the covenants as of December 31, 1998. At December 31, 1999, the Company was in violation of certain covenants under the SSA and SFA. The Company did not obtain waivers for these violations as the SSA and SFA were paid in full in March 2000 upon completion of the IPO. The outstanding balances on the SFA and SSA have been classified as current liabilities as at December 31, 1999.

          To hedge its variable rate interest risk, the Company has entered into an interest rate cap agreement, which as of December 31, 1999, covers DEM 101.4 million (USD 52.0 million) of the Company's outstanding debt and limits interest rates applicable to the SFA and SSA borrowings to 6.75%, and 7.75%, respectively. The costs of this agreement are included in interest expense ratably over the agreement's life. The unamortized cost of the agreement is included in other assets in the accompanying combined and consolidated balance sheets.

          Long-term debt consists of the following:

                                                                                             December 31,
                                                                                       -----------------------
                                                                                       1999              1998
                                                                                      ------            ------
                                                                                      USD'000           USD'000

          SFA term loan                                                                32,840            44,208
          SFA credit facilities                                                        18,706            16,578
          SSA term loan                                                                18,045            21,490
          Other                                                                           447               510
                                                                                      -------            ------
                                                                                       70,038            82,786
          Less: current maturities                                                    (70,038)           (4,912)
                                                                                      -------            -------
                                                                                            0            77,874
                                                                                      =======            ======

          All long-term debts mature in the financial year 2000.

          IFCO Systems N.V., Amsterdam    Annual Report for the year ended December 31, 1999   Page 48

2.5.7     Accumulated losses in excess of investment in equity entities
          Through its subsidiary SIL, the Company has interests in IFCO-Japan and IFCO-US. These subsidiaries are accounted for using the equity method. SIL holds 33% of the outstanding shares of IFCO-Japan and 50% of the outstanding shares of IFCO-US. As at December 31, 1999, both companies had negative equities in the amount of USD 14,045 (1998: USD 10,597). The shares hold by SIL, share for a total amount of USD 5,623 (1998: 4,472) in these negative equities.

2.5.8     Current liabilities
          Current liabilities consist of:


                                                                                            December 31,
                                                                                       ---------------------
                                                                                       1999             1998
                                                                                      -------          ------
                                                                                      USD'000          USD'000

          Accounts payable                                                             83,209           69,287
          Current maturities of long-term debt                                         70,038            4,912
          Refundable deposits                                                          66,436           70,875
          Current maturities of capital lease obligations                              10,329            9,340
          Accrued expenses and other current liabilities                                7,918            7,303
          Deferred income                                                               5,459            6,573
          Short-term related party loans                                                2,280            2,618
          Short-term loans                                                                795              500
                                                                                      -------          -------
                                                                                      246,464          171,408
                                                                                      =======          =======

2.5.8.1   Accounts payable
          The major components of accounts payable are as follows:

                                                                                            December 31,
                                                                                       ---------------------
                                                                                       1999             1998
                                                                                      ------           ------
                                                                                      USD'000          USD'000

          Trade payables                                                               72,013           65,525
          Related parties                                                              11,196            3,762
                                                                                       ------           ------
                                                                                       83,209           69,287
                                                                                       ======           ======

          IFCO Systems N.V., Amsterdam    Annual Report for the year ended December 31, 1999   Page 49

  2.5.8.2   Accrued expenses and other current liabilities

2.5.8.2.1   Deferred tax liability
            Deferred taxes result from temporary differences in the recognition of income and expenses for financial reporting purposes and for tax purposes. Components of the Company's net deferred tax liability are as follows:

                                                                                             At December 31,
                                                                                         ----------------------
                                                                                         1999              1998
                                                                                        ------            ------
                                                                                        USD'000           USD'000

            Deferred income tax liabilities:
                 Accelerated depreciation                                                75,323            81,114
                 Other                                                                    7,674             3,467
                                                                                        -------           -------
            Total deferred income tax liabilities                                        82,997            84,581
                                                                                        -------           -------
            Deferred income tax assets:
                 Carryforward losses                                                     78,222            73,891
                 Interest on accretion                                                      526               622
                 Capitalized crate cost                                                  16,240            17,679
                 Patent                                                                   2,626             3,596
                 Other                                                                    4,974             6,164
                                                                                        -------           -------
            Total deferred income tax assets                                            102,588           101,952
                                                                                        -------           -------
            Valuation allowance                                                         (19,591)          (17,371)
                                                                                        =======           =======
            Net deferred income tax assets                                               82,997            84,581
                                                                                        -------           -------
            Deferred income tax assets, net                                                   0                 0
                                                                                        =======           =======

            Income tax payable at December 31, 1998 and 1999 was approximately USD 146 and USD 207, respectively, and is included in accrued liabilities in the accompanying combined and consolidated balance sheets.

            As certain crate leases are capitalized for book purposes but are treated as operating leases for tax purposes, the amount of expense recognized for book and tax purposes differs, resulting in a deferred tax asset. Such asset will reverse over the life of the lease.

            At December 31, 1998 and 1999, the Company has net operating loss carryforwards in Germany of approximately USD 135,275 and USD 132,801, respectively. The loss carryforwards attributable to German operations do not expire. The loss carryforwards attributable to foreign operations at December 31, 1998 and 1999 are USD 18,648 and


            IFCO Systems N.V., Amsterdam    Annual Report for the year ended December 31, 1999   Page 50

            USD 27,489, respectively. These operating loss carryforwards expire in 2005 and 2006, respectively. These carryforwards are available to offset future taxable income. A valuation allowance has been made by the Company to provide for all deferred tax assets. The valuation allowance is necessary as the specific subsidiaries for which it is attributable have not made profits consistently, thereby making it more likely than not that the asset will not be realized. The amount of the valuation allowance is reviewed periodically and will be released in the future if it becomes more likely than not that these carryforward losses can be realized.

            Activity in the Company's valuation allowance for deferred tax assets consists of the following:

                                                                                              At December 31,
                                                                                          ----------------------
                                                                                          1999              1998
                                                                                         ------            ------
                                                                                         USD'000          USD'000

            Balance, beginning of year                                                   17,371            11,719
            (decrease) increase due to foreign exchange translation                      (3,120)            1,485
            Additions during the year                                                     5,340             4,167
                                                                                         ------            ------
            Balance, end of year                                                         19,591            17,371
                                                                                         ======            ======

            The valuation allowance allocated by tax jurisdiction is as follows:

                                                                                         Year Ended December 31,
                                                                                         ------------------------
                                                                                          1999             1998
                                                                                         ------           -------
                                                                                         USD'000          USD'000
            Germany:
                 Current                                                                    420              800
                 Long-term                                                                7,848           10,451
                                                                                         ------           ------
                                                                                          8,268           11,251
            Other:
                 Long-term                                                               11,323            6,120
                                                                                         ------           ------
            Total valuation allowance                                                    19,591           17,371
                                                                                         ------           ------

            As at December 31, 1999, the recognition of any future tax benefits resulting from the reduction of USD 2,910 of the valuation allowance will result in a credit to accumulated deficit.

            IFCO Systems N.V., Amsterdam    Annual Report for the year ended December 31, 1999   Page 51

2.5.8.3     Short-Term Related Party Loans
            SLI and GSB, SLI's subsidiaries and SLI's direct owners have historically provided working capital financing to the Company. Outstanding balances accrue interest at rates ranging from 5.0% to 8.0%.

2.5.8.4     Short-term loans
            Short-term loans at December 31, 1998 and 1999, relate to a renewable short-term note with a bank.

2.5.9       Commitments and contingencies

2.5.9.1     Litigation
            In 1998, one of the Company's subsidiaries was assessed a charge related to value added tax by the Swiss government in the amount of approximately USD 2.0 million, resulting from differing interpretations of the Company's crate activity in Switzerland. The Company objects to the charge and is currently negotiating with the tax authorities. The Company has accrued an amount that it believes to be a probable liability.

            In 1999, another of the Company's subsidiaries was assessed a charge related to value added tax by the Spanish government for the years 1995 through 1998. Negotiations between tax authorities and IFCO have given rise to a potential settlement of approximately USD 1.2 million, which IFCO has included in accrued liabilities as at December 31, 1999.

            The Company is involved in various legal proceedings that have arisen in the ordinary course of business. While it is not possible to predict the outcome of such proceedings with certainty, in the opinion of the Company's management, all such proceedings are adequately covered by insurance or, if not so covered, should not materially result in any liability which would have a material adverse effect on the financial position, liquidity or results of operations of the Company.


            IFCO Systems N.V., Amsterdam    Annual Report for the year ended December 31, 1999   Page 52

2.5.9.2     Leasing Arrangements
            The Company also leases certain facilities and machinery under non-cancellable operating leases. Lease payments are expensed on a straight-line basis over the term of the lease. Minimum future rental payments under these leases as of December 31, 1999, are as follows:

                                                                                                      Amount
                                                                                                      -------
                                                                                                      USD'000

            2000                                                                                        4,180
            2001                                                                                        3,469
            2002                                                                                        2,511
            2003                                                                                        2,358
            2004                                                                                        1,457
            Thereafter                                                                                  1,263
                                                                                                       ------
                                                                                                       15,238
                                                                                                       ======

            Rental expense under operating leases was approximately USD 4,442 and USD 3,928 for the years ended December 31, 1998 and 1999, respectively.

2.5.10      Related party transactions

2.5.10.1    Crate Supply Contracts
            IFCO Europe has historically purchased the majority of its crates through single-year supply contracts with SPI. During 1997, the Company entered into a ten-year supply agreement with SPI to provide all of the Company's plastic crates. SPI will not provide plastic crates to other third parties. SPI unit prices are a function of their weight, the price for granulate and the actual quantity purchased by the Company. There is not a minimum purchase requirement. Changes in pricing may occur when SPI's production costs vary by more than 15%, as defined in the agreement. This supply agreement also states that the Company is to receive a fixed price per kilogram for broken containers that are recollected from the Company by SPI. During 1998 and 1999, the Company paid SPI USD 46,397, and USD 34,959, respectively, for crates. Sale of broken containers from the Company to SPI totaled USD 9,438 and USD 9,475 in 1998, and 1999, respectively, and are included as revenues.

2.5.10.2    Management Fee
            The Company has entered into a management contract expiring in December 2000 with SLI to provide management and administrative services to the Company. The Company has recorded USD 576 and USD 954, in costs under this contract during fiscal years 1998 and 1999, respectively, which are included in selling, general and administrative costs in the accompanying combined and consolidated statement of operations. The current contract

            IFCO Systems N.V., Amsterdam    Annual Report for the year ended December 31, 1999   Page 53

            expires on December 31, 2000, and the Company is obligated to pay an additional USD 954 for management services during 2000.

2.5.10.3    Related Party Working Capital Financing
            The Company has generated payables to and receivables from SPI, primarily as a result of the purchase of crates from SPI and the subsequent sale of broken crates to SPI. Additionally, the Company has recorded receivables and payables from other related parties. The Company receives interest on its receivables and accrues interest on its payables at 7.5%.

            The Company has recorded net interest income (expense) from related parties, which principally consist of SLI and SPI of approximately USD 215 and USD 72, during fiscal years 1998 and 1999, respectively.

2.5.10.4    Capital Distribution
            During 1997, IFCO Europe purchased a patent for a type of plastic crate from SPI for USD 8,635. The patent had been internally developed by another related party and had a nominal carrying value. As this represented a transfer of assets under common control, the amount paid for the patent has been treated as a capital distribution, and IFCO Europe is carrying the patent at the nominal carrying value.

2.5.10.5    Cost Reimbursement Agreement
            In January 1999, the Company entered into an additional agreement with Scholler Plast AG, an indirect 80%-ownded subsidiary of SLI, in which Scholler Plast AG agreed to share higher initial costs related to the strategic growth of the crate leasing and supply business up to a maximum amount of DEM 6.0 million (USD 3,272) for the year 1999. For the year ended December 31, 1999, Scholler Plast AG has reimbursed the Company DEM 6.0 million (USD 3,272) which has been recorded as a reduction of cost of goods sold. The agreement terminated at the end of 1999 and subsequent to December 31, 1999, no further costs related to the agreement will be reimbursed.

2.5.11      Business segments
            The Company has three business segments, the European plastic crate operations ("European perishables"), the dry good container operations ("Dry goods"), and the non-European plastic crate operations ("Non-European perishables"). The European perishables and Non-European perishables segments sell, repair/wash, lease and retrieve plastic crates primarily for use in agricultural markets. The Dry goods segment has a reusable packing system for dry goods, primarily for use in industrial markets.

            The accounting policies for the segments are the same as those described in the Summary of Significant Accounting Policies. The Company evaluates the performance of its reportable segments and allocates resources based on operating profit.

            As discussed earlier in the Summary of Significant Accounting Policies, accumulated loss in excess of investments in equity entities relates to the amount shown in the combined and consolidated balance sheet of a portion of IFCO-US's and IFCO-Japan's losses recognized in excess of the carrying value of the investments in IFCO-US and IFCO-Japan. Losses


            IFCO Systems N.V., Amsterdam    Annual Report for the year ended December 31, 1999   Page 54

            from equity entities represents the portion of IFCO-US and IFCO Japan's losses that the Company has recognized in the combined and consolidated statements of operations.


                                                                             Year Ended December 31, 1999
                                             -------------------------------------------------------------------------------------
                                               European             Dry          Non-European      Eliminations      Combined and
                                              perishables          goods          perishables                        consolidated
                                             -------------        -------       --------------    ---------------   --------------
                                                USD'000           USD'000           USD'000           USD'000          USD'000

            Revenues                             141,984            10,154             2,588                 0          154,726
            Profit (loss) before taxes            (9,464)              900            (3,879)                0          (12,443)
            Interest revenue                         834                76                 8              (318)             600
            Interest expense                     (11,217)             (998)             (634)              315          (12,534)
            Depreciation and crate breakage      (33,517)           (1,474)             (814)                0          (35,805)
            Amortization of goodwill                (289)                0                 0                 0             (289)
            Total assets                         255,381            13,527             6,696            (8,983)         266,621
            Accumulated loss in excess of
               investments in equity entities          0                 0            (5,623)                0           (5,623)
            Losses from equity entities                0                 0            (1,738)                0           (1,738)
            Capital expenditures                 (29,256)           (1,390)             (121)                0          (30,767)


                                                                           Year Ended December 31, 1998
                                             -------------------------------------------------------------------------------------
                                               European             Dry          Non-European      Eliminations      Combined and
                                              perishables          goods          perishables                        consolidated
                                             -------------        -------       --------------    ---------------   --------------
                                                USD'000           USD'000           USD'000           USD'000          USD'000

            Revenues                             125,128             9,901             1,147                 0          136,176
            Profit (loss) before taxes            (2,644)             (470)           (4,227)                0           (7,341)
            Interest revenue                     125,128               238                 7              (298)           1,607
            Interest expense                     (11,910)             (133)             (356)              298          (12,101)
            Depreciation and crate breakage      (25,927)           (1,917)             (207)                0          (28,051)
            Amortization of goodwill                (383)                0                 0                 0             (383)
            Total assets                         267,866            17,954             2,777            (4,144)         284,453
            Accumulated loss in excess of
               investments in equity entities          0                 0            (4,472)                0           (4,472)
            Losses from equity entities                0                 0            (2,726)                0           (2,726)
            Capital expenditures                 (37,690)           (2,122)             (383)                0          (40,195)

            IFCO Systems N.V., Amsterdam    Annual Report for the year ended December 31, 1999   Page 55

            The Company's revenue by country, based on the location of the customer, is as follows:

                                                                                        Year ended December 31,
                                                                                        -----------------------
                                                                                         1999              1998
                                                                                        ------            ------
                                                                                        USD'000           USD'000
            Germany                                                                     60,189            49,838
            Spain                                                                       22,091            23,727
            Italy                                                                       19,305            18,369
            France                                                                      11,998            11,208
            Other                                                                       41,143            33,034
                                                                                       -------           -------
            Combined and consolidated                                                  154,726           136,176
                                                                                       =======           =======

2.5.12      Income tax provisions

                                                                                        Year Ended December 31,
                                                                                        -----------------------
                                                                                         1999              1998
                                                                                        ------            ------
                                                                                        USD'000           USD'000
            Loss before income taxes:
                 Germany                                                                  3,532             3,802
                 Foreign                                                                  8,911             3,539
                                                                                         ------             -----
            Total loss                                                                   12,443             7,341
                                                                                         ======             =====

            Income tax provision:
                 Current
                      Germany                                                              (106)                0
                      Foreign                                                              (214)             (210)
                                                                                         ------             -----
                                                                                           (320)             (210)
                                                                                         ------             -----
                 Deferred
                      Germany                                                                 0                 0
                      Foreign                                                                 0                 0
                                                                                         ------             -----
                                                                                              0                 0
                                                                                         ------             -----
            Total provision                                                                (320)             (210)
                                                                                         ======             =====


            IFCO Systems N.V., Amsterdam    Annual Report for the year ended December 31, 1999   Page 56

            The differences in income taxes provided and the amounts determined by applying appropriate statutory tax rates to loss before income taxes result from the following:

                                                                                         Year Ended December 31,
                                                                                        -------------------------
                                                                                          1999              1998
                                                                                        -------            ------
                                                                                         USD'000           USD'000

            Tax benefit at statutory rate (48.8%)                                         6,072             3,582
            Increase (decrease) resulting from:
              Movement in valuation allowance                                            (6,133)           (3,605)
              Participating rights                                                         (160)              (30)
              Non-deductible finance charges                                               (304)             (348)
              Goodwill amortization                                                        (141)             (118)
              Other                                                                         346               309
                                                                                         ------             -----
                                                                                           (320)             (210)
                                                                                         ======             =====

            IFCO Systems N.V., Amsterdam    Annual Report for the year ended December 31, 1999   Page 57

2.6 Balance sheet as at December 31, 1999 (after appropriation of result) in thousands of USD



                                                                                   December            March
                                                                                   31, 1999          31, 1999
                                                                                  ----------        ----------
                                                                                     USD'000           USD'000
     ASSETS

     Financial assets
       Subsidiaries                                                                        0                 0
                                                                                     -------                --
     Current assets
       VAT, balanced                                                                   1,109                 0
       Cash                                                                               50                50
                                                                                     -------                --
                                                                                       1,159                50
                                                                                     -------                --
     Non-current assets
       Prepaid merger and start-up costs                                               6,139                 0
                                                                                     -------                --
     TOTAL ASSETS                                                                      7,298                50
                                                                                     =======                ==

     SHAREHOLDERS' EQUITY AND LIABILITIES

     Shareholders' equity
       Paid-in capital                                                                    50                50
       Capital to be issued                                                            9,973                 0
       Accumulated deficit                                                           (51,292)                0
       Accumulated other comprehensive income (loss)                                   1,597                 0
                                                                                     -------                --
                                                                                     (39,672)               50
                                                                                     -------                --

     Capital deficiency subsidiaries                                                  38,757                 0
                                                                                     -------                --
     Current liabilities
       Current account IFCO Europe Beteiligungs GmbH                                   8,209                 0
       Accruals                                                                            4                 0
                                                                                     -------                --
                                                                                       8,213                 0
                                                                                     -------                --
     TOTAL SHAREHOLDERS' EQUITY AND LIABILITIES                                        7,298                50
                                                                                     =======                ==

     IFCO Systems N.V., Amsterdam    Annual Report for the year ended December 31, 1999   Page 58

2.7 Statement of operations for the year ended December 31, 1999 in thousands of USD

                                                                                            April 1, 1999
                                                                                              up to and
                                                                                               including
                                                                                              December 31,
                                                                                                  1999
                                                                                            ---------------
                                                                                                 USD'000
     Result subsidiaries                                                                         (2,910)
     Selling, general and administrative expenses                                                   (13)
     Expenses Initial Public Offering (IPO)                                                        (952)
     Interest                                                                                         0
                                                                                                 ------
     Result before taxes                                                                         (3,875)
     Income tax                                                                                       0
                                                                                                 ------
     Net result                                                                                  (3,875)
                                                                                                 ======

     IFCO Systems N.V., Amsterdam    Annual Report for the year ended December 31, 1999   Page 59

  2.8  Notes to the financial statements for the year ended December 31, 1999

2.8.1  Principles of valuation
       The principles of valuation and determination of result for the corporate and the consolidated financial statements are the same. Consolidated companies are carried at net asset value.

       For the principles of valuation of assets and liabilities and for the determination of the result, we refer to the relevant notes on the combined and consolidated financial statements elsewhere in this report.

2.8.2  Reporting period
       The Company was incorporated as at March 31, 1999. Activities were not performed by the company, other than the purchase of three subsidiaries as at March 1, 2000, effective as of November 22, 1999. This implies that the figures recognized in the statement of operations for the year ended December 31, 1999, comprise a period of 9 months.

       As mentioned elsewhere in this report, the combined and consolidated statement of operations, has been composed on the basis of transparency. This means that they contain the outcome of operations of the three subsidiaries as if they were owned by IFCO Systems N.V. as of 1998. This treatment leads to a difference in the result of IFCO Systems N.V. in the company statement of income for the year ended December 31, 1999, compared to the result according to the combined and consolidated statement of income for the year ended December 31, 1999.

2.8.3  Non-current assets
       The merger and start-up costs recognized under the non-current assets relate to both the expenses of the Initial Public Offering (IPO), the merger with PalEx as well as the start-up costs of the Company. These costs will be expensed during the year 2000.

2.8.4  Shareholders' equity
       As at December 31, 1999, the Company's shareholders' equity consists of:

                                                                                               December 31,
                                                                                                  1999
                                                                                               ------------
                                                                                                 USD'000

       Paid-in capital                                                                                50
       Capital to be issued                                                                        9,973
       Accumulated deficit                                                                       (51,292)
       Accumulated other comprehensive income (loss)                                               1,597
                                                                                                 -------
                                                                                                 (39,672)
                                                                                                 =======

       IFCO Systems N.V., Amsterdam    Annual Report for the year ended December 31, 1999   Page 60

2.8.4.1  Paid-in capital
         The authorized capital of the Company amounts to EURO 250,000, and is divided into 25,000 ordinary shares with a nominal amount of EURO 10 each.

         At incorporation of the Company issued 5,000 ordinary shares, representing the paid-in capital of EURO 50,000 as at December 31, 1999, the paid-in capital in EURO equals USD 50.

2.8.4.2  Capital to be issued
         By notarial deed of March 1, 2000, the Company increased the authorized capital with 4,975,000 ordinary shares with a nominal value of EURO 10, up to EURO 50,000,000. At the same time, the Company issued 995,000 ordinary shares with a nominal value of EURO 10 to the former shareholders of the Company's three subsidiaries. According to the notarial deed, this transaction is effective as of November 22, 1999. Therefore, at December 31, 1999, the Company has the obligation to issue 995,000 ordinary shares at a nominal value of EURO 10, equal to USD 9,973.

2.8.4.3  Accumulated deficit
         The accumulated deficit can be disclosed as follows:


                                                                                        Year Ended December
                                                                                              31, 1999
                                                                                        --------------------
                                                                                      USD'000           USD'000
         Balance as at January 1, 1999                                                                       0

         Pooling of interests as at November 22, 1999:
           Capital deficit as at January 1, 1999                                     (30,873)
           Result pooled interests during period January 1, 1999
             up to and including October 31, 1999                                    (10,179)
           Foreign currency adjustments                                                3,107
           Other movements                                                               501
                                                                                     -------
           Net asset value pooled interests as at November 22, 1999                  (37,444)
           Par value issued capital for obtaining these interest by
             IFCO Systems N.V.                                                        (9,973)
                                                                                     -------
                                                                                                       (47,417)

         Net result IFCO Systems N.V. 1999                                                              (3,875)
                                                                                                       -------
         Balance as at December 31, 1999                                                               (51,292)
                                                                                                       =======

         IFCO Systems N.V., Amsterdam    Annual Report for the year ended December 31, 1999   Page 61

2.8.4.4  Accumulated other comprehensive income
         Accumulated other comprehensive income comprises of foreign currency adjustments, arisen from the conversion of the valuation of the subsidiaries from Deutsch Mark into U.S. dollar.

  2.8.5  Capital deficiency subsidiaries
         Effective as of November 22, 1999, as at March 1, 2000 IFCO Systems N.V. obtained interests in the following group companies:

         COMPANY                                                                                   Interest
                                                                                                       Held
         ----------------------------------------------------------------------------------        --------
         IFCO Europe Beteiligungs GmbH                                                                  75%
         MTS Okologistik Verwaltungs GmbH (MTS)                                                        100%
         Scholler International Logistics Beteiligungsgesellschaft mbH (SIL)                           100%

         The movement in the capital deficiency subsidiaries can be disclosed as follows:


                                                                                                    1999
                                                                                                   ------
                                                                                                   USD'000

         Net asset value as at November 22, 1999                                                   (37,444)
         Foreign currency adjustment                                                                 1,597
         Net income subsidiaries during November 22, 1999 up to and including
           December 31, 1999                                                                        (2,910)
                                                                                                   -------
         Net asset value as at December 31, 1999                                                   (38,757)
                                                                                                   =======

2.8.6    Reconciliation net result for the year ended December 31, 1999
         The company statement of operations and the combined and consolidated statement of operations for the year ended December 31, 1999, show different net results. This difference amounts to:

                                                                                            Net result for
                                                                                            the year ended
                                                                                              December 31,
                                                                                                      1999
                                                                                            --------------
                                                                                                   USD'000

         Company statement of operations                                                            (3,875)
         Combined and consolidated statement of operations                                         (14,054)
                                                                                                   -------
         Difference                                                                                (10,179)
                                                                                                   =======

         IFCO Systems N.V., Amsterdam    Annual Report for the year ended December 31, 1999   Page 62

         This difference is caused by the application of the pooling of interest method in compiling the combined and consolidated financial statements of IFCO Systems N.V. for the year ended December 31, 1999. The combined and consolidated statement of operations includes the net results of IFCO Europe Beteiligungs GmbH, MTS Okologistik Verwaltungs GmbH (MTS) and Scholler International Logistics Beteiligungsgesellschaft mbH (SIL) over the period January 1 up to and including December 31, 1999. These companies were acquired by IFCO Systems N.V. as at November 22, 1999. The company statement of operations includes results of these companies realized during the period November 22, 1999, up to and including December 31, 1999.


                                                                                                YEAR ENDED
                                                                                              DECEMBER 31,
                                                                                                      1999
                                                                                              ------------
                                                                                                   USD'000
         Net result according to the combined and consolidated statement of operations             (14,054)
         Less: Company result IFCO Systems N.V.                                                        965
                                                                                                   -------
         Net result subsidiaries                                                                   (13,089)
         Less: Realized in period November 22, 1999 up to and including
                  December 31, 1999                                                                  2,910
                                                                                                   -------
         Net result subsidaries in period January 1, 1999 up to and including
            November 22, 1999                                                                      (10,179)
                                                                                                   =======

         As mentioned in paragraph 2.9.4.3, the net result of the subsidiaries which was realized in the period January 1, 1999, up to and including December 31, 1999 has been recognized as an accumulated deficit at the momemt IFCO Systems N.V. purchased the shares in these companies



         Amsterdam, April 26, 2000
         IFCO Systems N.V.



          /s/ Martin A. Schoeller           /s/ Vance K. Maultsby, Jr.
         --------------------------        ----------------------------
         Martin A. Schoeller               Vance K. Maultsby, Jr.

         IFCO Systems N.V., Amsterdam    Annual Report for the year ended December 31, 1999   Page 63

3  OTHER INFORMATION

   IFCO Systems N.V., Amsterdam    Annual Report for the year ended December 31, 1999   Page 64

                   [PricewaterhouseCoopers N.V. LETTERHEAD]


3.1  Report of the auditors

          Introduction
     We have audited the accompanying financial statements financial statements of IFCO Systems N.V., Amsterdam for the year ended December 31, 1999, as included in this annual report. These financial statements are the responsibility of the company's management. Our responsibility is to express an opinion on these financial statements based on our audit.

          Scope
     We conducted our audit in accordance with auditing standards generally accepted in the United States, Germany and the Netherlands. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audit provides a reasonable basis for our opinion.

          Opinion
     In our opinion, the financial statements give a true and fair view of the financial position of the company as at December 31, 1999 and of the result for the year then ended in accordance with accounting principles generally accepted in the Netherlands and comply with the financial reporting requirements included in Part 9, Book 2 of the Netherlands Civil Code.

     Rotterdam, April 26, 2000


     /s/ PRICEWATERHOUSECOOPERS N.V.

     PricewaterhouseCoopers N.V.


     PricewaterhouseCoopers N.V. is a company with limited liability domiciled in Amsterdam, where it is registered with the Trade Register under number 34107196. Unless expressly stipulated otherwise in writing, all our agreements are subject to the General Terms & Conditions of PricewaterhouseCoopers N.V., which have been filed with the Amsterdam Chamber of Commerce under number 4220.

3.2      Profit appropriation according to the articles of association

         According to Article 17 of the articles of association of the Company:

         1. The allocation of profits accrued in a financial year shall be determined by the General Meeting;
         2.  Distributions of profit shall be made after adoption of the Annual
             Accounts showing that making such distribution is permissible;
         3.  The General Meeting may resolve to make an interim distribution of profits and to make distributions at the expense of any reserve;
         4. Distributions may be made only up to an amount which does not exceed the amount of Distributable Equity and, if it concerns an interim distribution, the compliance with this requirement is evidenced by an interim statement of assets and liabilities as referred to in Section 2:105 subsection 4 of the Dutch Civil Code. The Company shall deposit the statement of assets and liabilities at the office of the Trade Register within eight days after the day on which the resolution to distribute is published.

3.3      Proposed appropriation of net result
         Prior to the decision of the General Meeting, the net loss of financial year 1999 has been added to the Accumulated deficits.

3.4      Participating rights
         IFCO Europe has issued participating rights, which share in profits of IFCO Europe up to a maximum of DEM 1.6 million (USD 0.8 million) per year, before any other profit distributions, and in the losses of IFCO Europe in the amount of 10% per year until the balance is exhausted. In the event that the participating rights have been reduced from its nominal value by its share of losses, future profits must be used first to restore the nominal value before any other distributions are made.

3.5      Redeemable participating rights
         Scholler International Logistics Beteiligungsgesellschaft mbH (SIL) has issued redeemable participating rights. Each year that SIL recognizes a profit under German GAAP, the owner of these redeemable participating rights is entitled to DEM 250,000 (USD 128) per annum. This amount is cumulative. Any unpaid balance due to SIL's lack of profit bears interest at 6.0% per annum. Redeemable participating rights do not participate in SIL's losses.

3.6      Subsequent events

3.6.1.1  Merger and IPO
         On March 8, 2000, the Company completed the merger with PalEx upon the approval of the shareholders of PalEx, in addition to an initial public offering. Under the terms of the merger agreement, 7.4 million ordinary shares of IFCO Systems N.V. were issued to PalEx share holders. Also, approximately USD 71.4 million was paid to former PalEx shareholders in exchange for approximately 8.2 million ordinary shares of PalEx. The merger will be accounted for under purchase accounting, with the purchase price allocated

         June 9, 2000                     IFCO Systems N.V., Amsterdam                        Page 66

         to the acquired assets and assumed liabilities based on fair market value. The gross proceeds received by the Company from the IPO amounted to USD 222.2 million.

3.6.1.2  Issuance of Shares to SLT
         Effective as of March 1, 2000, the Company issued 995,000 ordinary shares to SLT in connection with the contribution in kind of IFCO Europe, MTS, and SIL.

3.6.1.3  Debt Offering
         Effective as of March 3, 2000, the Company issued 10 5/8% Senior Subordinated Notes ("SSN") in the amount of EURO 200,000,000 (USD 192,349). The Company has agreed to register similar notes with the SEC.

3.6.1.4  Debt Extinguishment
         On March 8, 2000, the Company repaid the remaining outstanding balance under the Senior Facility Agreement in the amount of DEM 119 million (USD 58.4 million) and repaid the remaining balance under the Senior Subordinated Agreement in the amount of DEM 35 million (USD 17.2million).

3.6.1.5  Repayment of GECC's Options and Purchase of GECC's Interest in IFCO
         Europe
         On March 8, 2000, the Company made a payment of DEM 43 million (USD
         21.0 million) to GECC in exchange for the release of options and rights to purchase shares in the IFCO Companies. The Company received a 4.5% discount on the original contractual amount of DEM 45 million payable to GECC.

         On February 29, 2000, a debenture in the amount of DEM 45 million (USD 22,151) has been issued to GECC by SLT in exchange for the contribution of GECC's preferred share in IFCO Europe to SLT. On March 1, 2000, SLT contributed this preferential share to IFCO Systems N.V., effectively making IFCO Systems N.V. the 100% shareholder of IFCO Europe. This debenture has a 30-year term and bears interest at 5% per year. The debenture is convertible to IFCO Systems N.V. ordinary share held by SLT after a mandatory holding period.

3.6.1.6  Purchase of IFCO-US
         On March 10, 2000, the Company paid USD 5.0 million to Intertape for its 49%-interest in IFCO-US, giving the Company 100% ownership of IFCO-US.

3.6.1.7  Payment of Participating Rights
         On March 8, 2000, in connection with the IPO and the refinancing of IFCO, the Company made a payment of DEM 8.0 million (USD 3,915) to SPI for the termination of the participating rights. This payment is an estimate of the amount required to terminate the participating rights. SPI will reimburse the Company for approximately DEM 1.7 million (USD
         838) as the Company made an over-payment to SPI.

         On March 8, 2000, the Company paid DEM 2.8 million (USD 1,370) to ASMH to terminate their redeemable participating rights held in SIL.

3.6.1.8  Repayment of Related Party Loans
         On March 8, 2000, the Company repaid all short-term related party loans.


         June 9, 2000                     IFCO Systems N.V., Amsterdam                        Page 67

                               IFCO SYSTEMS N.V.


     Pursuant to Article 18 of the Articles of Association of IFCO Systems N.V. (the "Company"), the undersigned being the members of the Board of Directors do hereby sign the 1999 Annual Accounts and Annual Report of the Company, to which this page shall be attached.


                                    /s/ MARTIN A. SCHOELLER
                                    ---------------------------------------
                                    Martin A. Schoeller, A Director


                                    /s/ CHRISTOPH SCHOELLER
                                    ---------------------------------------
                                    Christoph Schoeller, B Director


                                    /s/ CORNELIUS GEBER
                                    ---------------------------------------
                                    Cornelius Geber, B Director


                                    /s/ SAM W. HUMPHREYS
                                    ---------------------------------------
                                    Sam W. Humphreys, B Director


                                    /s/ RANDALL ONSTEAD
                                    ---------------------------------------
                                    Randall Onstead, B Director


                                    /s/ ECKHARD PFEIFFER
                                    ---------------------------------------
                                    Eckhard Pfeiffer, B Director


                                    /s/ FRANK TOFFLINGER
                                    ---------------------------------------
                                    Dr. Frank Tofflinger, B Director


Attachment to 1999 Annual Accounts and Annual Report of IFCO SYSTEMS N.V.